Exhibit 99.4

2014 Social Responsibility Report of China Southern Airlines Company Limited

ABOUT THIS REPORT

This is the 8th Social Responsibility Report of China Southern Airlines Company Limited (the “Company”). This report is for the period from January 1, 2014 to December 31, 2014. The content of this report covers the Company and its subsidiaries.

In this report, the use of "we", "the company", "China Southern" or "CSA" refers to China Southern Airlines Company Limited, and its wholly-owned and controlled subsidiaries.

This report has been prepared in accordance with the Guidelines Concerning State-owned Enterprises’ Fulfilling Social Responsibilities published by the State-owned Assets Supervision and Administration Commission (SASAC); the Guidelines on Sustainable Development Information Disclosure for Companies Listed in the Shanghai Stock Exchange published by the Shanghai Stock Exchange; the Environmental, Social and Governance Reporting Guide published by the HKEx, and the Sustainable Development Reporting Guideline issued by the Global Reporting Initiative (GRI).

Data used in this report were sourced from internal statistics, documents and materials. The Board of Directors of the company and all directors hereby guarantee that this report contains no false records, misleading statements or major omission. The directors accept joint and several liabilities for the truthfulness, accuracy and completeness of this report. This report is certified by Bureau Veritas.

This report is published in both Chinese and English, and in both print and digital format. In the event of any conflict between the Chinese version and other language versions, the Chinese version shall prevail. For more information on our corporate social responsibilities, please visit:www.csair.com/en/about/static/shehuizerenbaogao.shtml

[CAPTION]: The publication of China Southern’s corporate social responsibility (CSR) report started in 2007. We were the first airline company in China to publishCSR report. We at China Southern believe that CSR will help the general public to better understand our views and actions in the area of corporate social responsibility, and will promote communication and interaction between China Southern and the wider public, which in turn will help both China Southern and the society in materializing a harmonious win-win situation and sustainable development.

TABLE OF CONTENT

CHAIRMAN’S STATEMENT

ABOUT US

Corporate Profile

Corporate Governance

Corporate Culture

Highlights in 2014

RESPONSIBILITIES

Concept of Responsibility

Management of Responsibility

Stakeholder Engagement

SAFETY

Safety Systems

Safety Components

Safety Performances

ENVIRONMENT

Environmental Policies

Use of Resources

Flying Green

Lowering Carbon Footprint

Innovative Development

SERVICES

Understanding Needs

Product Design

Quality Promotion

Service Innovation

EMPLOYEES

Work Environment

Training and Development

Health and Safety

Balance of Work and Life

COMMUNITIES

Special Flights

Caring for People

Culture and Education

Volunteer Services

APPENDICES

CHAIRMAN’S STATEMENT

For many years since 2008, we have been endeavoring in establishing a social responsibility system that tally with our own characteristics and visions. We are grateful to the people, and are bringing our gratefulness back to the society with our increased investment to the passengers, employees, communities and the environment. Fulfilling our social responsibility is the foundation to our development, which entails dedication to people in need, devotion to social welfare, commitment to ethical business practices and perseverance in environmentally conscious operations. Contributing to the society with our gratitude shapes the character of China Southern, and accomplishes the heritage of China Southern.

The external environment was exceptionally difficult and arduous in 2014. Nevertheless, we have upheld our responsibilities and successfully achieved our objectives through innovating systems, seizing opportunities and tackling the challenges.

In terms of safety management, we have overcome the difficulties risen from the scarce availability of air space and the complexity of operational environment while maintaining a smooth operation throughout. We completed 2.03 million flight hours that accumulated to a total safe flight operation of 13.52 million hours; and 182 consecutive months of flight safety and 246 consecutive months of aviation security. Furthermore, we have also achieved our goals in fire safety and public health management. Our safety standard reached international level, and continues to hold the highest safety record among all Chinese airlines.

In terms of business operations, the 600th aircraft joined us in 2014, and this fleet has completed a total turnover of 19.78 billion ton-kilometer, a growth of 13.23% over 2013. Our annual passenger throughput has for the first time in China’s civil aviation history, exceeded the 100-million landmark, representing an increase of 9.94%. Our company has achieved a substantial economic growth of 10.38% this year to an annual revenue of 108.31 billion RMB with a profit of 1.77 billion RMB, hence meeting the goal we set at the beginning of the year.

We are continuing our efforts in lowering carbon footprint. By exploiting the latest technology innovation and management means, we have increased our investment and intensified our actions in terms of fleet optimization, aircraft retrofitting, route optimization, low-carbon travel and the use of renewable energy source. Our efforts in reducing energy consumption and emission have resulted in the reduction of 40,000 tons of CO2 emission in 2014.

In terms of our return to the society, we have completed our missions in the rescue of Xinjiang and Yunnan earthquakes, evacuation of Chinese nationals from Vietnam and the emergency transportation of freshwater to the Maldives. Our contribution of duties and taxes this year has amounted to 5.36 billion RMB, with provision of over 3000 new job opportunities. Our “Ten-fen” Care Foundation has delivered donations of 6.4 million RMB, in which 2.2 million RMB were made to education funds in 10 universities.

Our fulfillment of responsibility has been acknowledged across the communities where we are operating in. In 2014, we were awarded Best Contribution Award for Air Service in New Zealand, Best Airlines Company in the Global Finance Stars of China Award, FORTUNE CHINA’s ranking of Most Recognized Companies in China – Communication, Transportation and Logistics Sector and many more. These accolades are the recognition and encouragement from various fields of the society, and are our motivation to persevere and move forward.

China’s economy and the aviation sector today have both entered into the so-called “New Normal”. This is a new opportunity for us to reform and to develop, and moreover an exciting platform for us to strive and to excel. Looking into 2015, we at China Southern will embrace the “New Normal” while driving to a new state and undertaking new actions. We will fulfill our every role of being a socially responsible state-owned enterpriseas we continue to being fully devoted to our missions and living up to the society’s expectation.

1. ABOUT US

[OPENING]: China Southern was founded in 1995, it is the largest airline company in China in terms of fleet size, number of routes and annual passenger throughput. China Southern became listed company in both HKEx and NYSE in 1997. In 2003, it was also listed in Shanghai Stock Exchange.

1.1 Corporate Profile

1.1.1 At a glance

China Southern is headquartered in Guangzhou, its company logo is a blue tail embedded with red kapok. In 2014, the fleet size of China Southern ranked the first in Asia and the fifth amongst all 240 member airlines of the International Air Transport Association (IATA). It is also the first airline in the world that operates both the Boeing 787 Dreamliner and the Airbus A380.

Every day, there are over 2000 flights operated by China Southern to210 destinations in nearly 40 countries and regions in the world providing close to 300,000 seats. Through close cooperation with other SkyTEAM member airlines, our route network expands to 1052 global destinations connecting 177 countries and regions.

	2013	2014	Change
Passenger Traffic (,000)	91,791	100,919	9.94%
Freight Traffic (,000 tons)	1,276	1,433	12.30%
Total Turnover (million ton-kilometer)	17,469	19,780	13.23%

China Southern at a Glance

Name: China Southern Airlines Company Limited

Time of Establishment:March, 1995

Chairman: Si Xianmin

Main areas of Business: Scheduled and non-scheduled domestic, regional and international passengers, cargo, mail and baggage transportation

Address of Headquarter: 278 Jichang Road, Guangzhou, China

Post Code: 510406

Website: www.csair.com

1.1.2 Vision and mission

Vision: Let China Southern become customers’ first choice and employees’ favorite

Missions: Based in China, Focus on Asia-Pacific, Connect the World

To deliver sustainable economic value and international influence

Best in China, Top in Asia and Well-known in the World

1.1.3 Organizational structure

China Southern operates 15 branches of Xinjiang, Northern, Beijing, Shenzhen, Hainan, Heilongjiang, Jilin, Dalian, Hubei, Hunan, Guangxi,Xi’an, Taiwan, Zhuhai Helicopter and Shanghai; as well as 6 controlled subsidiaries of Xiamen Airlines, Shantou Airlines, Zhuhai Airlines, Guizhou Airlines, Chongqing Airlines and Henan Airlines. In addition, 25 domestic sales offices can be found in major Chinese cities such as Chengdu, Hangzhou and Nanjing; and 64 overseas sales offices located in cities including New York, San Francisco, Los Angeles, Paris, London, Amsterdam, Dubai, Sydney, Vancouver, Tokyo and Seoul.

	2014	Latest Additions
Branches	15	Shanghai
Domestic Sales Offices	25	Xining, Yinchuan
Oversea Sales Offices	64	Astana, San Francisco

1.1.4 Fleet size

Growth of fleet size from 2010 to 2014

Year	Number of Aircraft
2010	422
2011	444
2012	491
2013	561
2014	612

China Southern Fleet in 2014

Aircraft Type	Number of Aircraft
Passenger Aircraft	602
A380	5
A330-300	15
A330-200	16
A321	75
A320	122
A319	43
B787	12
B777	9
B757	19
B737-800	208
B737-700	50
B737-300	3
E190	25
Freighter	10
B747F	2
B777F	8
Total	612

*As of December 31, 2014

1.1.5 Route network

China Southern operates an extensive route network with its key hubs at Guangzhou, Beijing, Ürümqi and Chongqing. Its network development strategies focus on the strengthening of domestic services, expanding coverage in Asia and increasing connections to Europe, America, Oceania and Africa. China Southern is committed to improving the connections of its “Canton Route” global hub; numerous new routes have been added to the network in 2014. Intercontinental services including Guangzhou-Changsha-Frankfurt, Guangzhou-Wuhan-Moscow, Guangzhou-New York and Guangzhou-Wuhan-San Francisco were launched; services between Guangzhou and the Southeast Asia, Australia and New Zealand were also optimized and increased in their frequencies. In 2014, China Southern operates a network of over 800 passenger and freight routes that consist of 600 domestic routes, 160 international and regional routes, and 13 freighter routes. Our continuingly growing network provides passengers with added choices and more convenient services. China Southern serves 191 destinations in Asia, 8 in Europe, 5 in North America, 5 in Oceania and 1 in Africa; and the total number of destinations: 210

[LINK]: Guangzhou to New York, the longest route in the history of China’s civil aviation

China Southern launched a four-times-weekly non-stop service connecting Guangzhou and New York on August 6, 2014. This service is operated by the latest 777-300ER, covers a distance of 13,500km with a flight time of approximately 16 hours. This route is the longest non-stop service in the history of China’s civil aviation, and the only direct service that links south China with the US East Coast. With New York service being added to the network, China Southern has now completed its triangular positioning strategy in the North America of Vancouver-Los Angeles-New York.

1.2 Corporate Governance

Since its foundation, China Southern has strictly abided by relevant national and local laws and regulations and has continued its effort in improving the governance structures. It has regulated and specified duties and obligations for different parties in addition to the setting up of a sound internal control system. These measures have all been included in corporate documents and regulations such as the Articles of Association, Rules of the Shareholders Meeting, Rules of the Board of Directors, and Rules of the Supervisory Committee.

China Southern has formulated its Articles of Association and corporate governance policies based on the regulations in Hong Kong, New York and Shanghai where the Company is listed. Its internal control regulations and practices are also in line with relevant laws, regulations and standards, including the Sarbanes-Oxley Act of the United States of America.

The Shareholders Meeting is the highest governing body of the Company; it is the decision making body of major issues including the rules of operations and plans for investments; approval for profit distribution and loss make-up proposals; election and replacement of directors and supervisors and the determination of their remunerations; and the amendments to the Articles of Association.

The Board of Directors of the Company answers to the Shareholders Meeting. The duties of the Board of Directors include the preparation of annual financial budget and account; proposal of profit distribution and loss make-up; decision on acquisition and disposal of assets and venture investment projects as authorized by the Shareholders Meeting.

Audit Committee, Remuneration and Appraisal Committee, Nomination Committee and Strategic Decision-making Committee are operating under the Board of Directors. More than half of the members of the aforementioned committees are independent and non-executive directors. Particularly, the Audit Committee is composed entirely of non-executive directors. All committees under the Board of Directors are established and operated in full compliance with their governing rules and regulations.

The Supervisory Committee is formed by representatives of the shareholders and the employees. Representatives of the shareholders are elected and recalled by the Shareholders Meeting; representatives of the employees are elected by the employees democratically.

1.3 Corporate Culture

On the basis of the shared wisdom and values of all members of China Southern, we defined our core value as ‘CSAIR’ culture. ‘CSAIR’ consists of five elements, these are: Customer First (C for Customer); Respecting Talents (S for Staff); Striving for Excellence (A for Advancement); Continuous Innovation (I for Innovation); and Return to Society (R for Return). Our mission of “Let China Southern become customers’ first choice and employees’ favorite” is also embedded in such values. The ‘CSAIR’ culture is created as the conceptual support to the company’s strategic transformation and improvement of its overall level of management. Our corporate culture enhances the solidarity of our colleagues while fostering a harmonious work environment. It is the reflection of today’s accomplishment and an expression of driving force, and alsomirrors the direction of our development into the future.

[LINK]: The theme of China Southern’s corporate culture event was “Respecting Talents, Gathering Strength”

In order to boost recognition to the core concept of “CSAIR” among our colleagues, we launched a writing contest themed “Respecting Talents, Gathering Strength”. 541 pieces of articles were received during the contest; these articles shared the true experiences from our front line teams, depicting their stories of growing with the bigger China Southern family.

1.4 Highlights in 2014

1.4.1 China Southern launched non-stop service to New York

2014 marked the 35th Anniversary of the Sino-US diplomatic relations. On August 6th, the inaugural flight to New York took off from Guangzhou Baiyun International Airport and landed at John F. Kennedy International Airport 15 hours later. The launch of this service is a reflection of China Southern’s constant effort in international strategic transition and its endeavor to transform itself to becoming a world-class airline.

1.4.2 Strategic cooperation with the City Government of Los Angeles

China Southern and the City Government of Los Angeles signed a Strategic Cooperation Agreement in Guangzhou on November 17th. The two parties will launch a “Health Care” product targeting at a growing market of Chinese medical travelers to the US. This shows a significant attempt of China Southern to reinvent itself from a transportation service provider to a comprehensive service provider.

1.4.3 Continuation of cooperation between China Southern and the Tourism Bureau of Australia

Witnessed by the Chinese President Xi Jinping and the Australian Prime Minister Tony Abbott, China Southern and the Tourism Bureau of Australia signed a Supplementary Protocol to the Strategic Cooperation Agreement on November 17th. As an extension of the existing strategic cooperation, China Southern and Tourism Bureau of Australia have agreed to continue joint-investment in brand promotion of China Southern’s Australian services, hence deepening China Southern’s brand impact in the Australian market.

1.4.4 Strategic cooperation with Tourism New Zealand

Witnessed by the Chinese President Xi Jinping and the New Zealand Prime Minister John Key, China Southern and the Tourism New Zealand signed a Strategic Cooperation Agreement on November 21st, marking the strengthening of further cooperation between China Southernand Tourism New Zealand. This will bring the bilateral relationship and the aviation market in both countries to the next level.

1.4.5 China Southern launched San Francisco service

China Southern inaugurated Guangzhou – Wuhan – San Francisco service on December 16th. This service is not only the first non-stop service connecting Central China with the U.S., but also the fourth services to destinations in North America operated by China Southern. With the opening of this service, China Southern will grasp the opportunity created by the relaxing of visa regulations in both countries, and further exploit the North America market. In celebration of the inauguration, the municipality of San Francisco announced that December 12, 2014 as China Southern day.

1.4.6 China Southern became China’s first airline that carried over 100 million passengers

Flight CZ3582 landed safely at Guangzhou Baiyun International Airport at 22:58 on December 31, marking another year of safe operation.

In 2014, China Southern carried 100.92 million passengers, a growth of 9.94%, thus became the first airline in China with an annual passenger throughput that exceeded 100 million. Meanwhile, China Southern’sremarkable accumulation of 13.52 million safe flight hours and 246 consecutive months of aviation security have maintained its position of keeping the highest safety performance record in the country.

Key Performance

Total number of passenger carried: 100.92 million

Total cargo and mail carried: 1.43 million tons

Accumulated safe flight hours: 13.52 million

Number of passengers carried on international routes increased by: 20.70%

Key Awards

Best Contribution Award for Air Service in New Zealand, 2013/14

Best Airlines Company in the Global FinanceStars of China Awards, 2014

Top 10 Logistics Companies in the 2014 China International Logistics Fair

Top in FORTUNE CHINA’s ranking of Most Recognized Companies in China – Communication, Transportation and Logistics Sector

Best First Class Service Award 2014 in Now Travel Asia

2. RESPONSIBILITIES

[OPENING]: Through continuous exploration and refinement, we have integrated the management of social responsibility with our wider business strategies, corporate culture and day-to-day operations. We strive to engage with our stakeholders responsibly, continue to drive the harmonious development between the corporate and the society, as well as the environment. We also endeavor to maximize social value with a sustainable development.

A total amount of 5.36 billion RMB of taxes, duties to the state in 2014

6.4 million RMB donation made by the “Ten-fen” Care Foundation in 2014

2.1 Concept of responsibility

China Southern’s conceptual framework of responsibility：

Delivering economic benefits for shareholders

Creating social values for the society

Delivering services for customers

Creating opportunities for employees

Flying green for the environment

China Southern has been consolidating social responsibility with corporate strategy, constructing a social responsibility conceptual framework that is based on delivering economic benefits for shareholders; creating social values for the society; delivering services for customers; creating opportunities for employees; and flying green for the environment.

As a proud member of SkyTEAM, China Southern along with other member airlines have drafted a Corporate Social Responsibility Statement. This statement sets out the SkyTEAMcommitments. China Southern as part of the alliance is committed to ensuring that our development aims for high performance not only from a financial standpoint, but also from a social and environmental perspective.For more information on the statement, please visit: http://www.skyteam.com/en/About-us/People-and-planet/

As the foundation to the fulfillment of social responsibility, China Southern perseveres in complying with the business ethics of lawful employment, lawful operation, honesty and faithfulness, adhesion to publicly recognized business code of conduct and the respect to business credibility. As a main representation of fulfilling our social responsibility, weare persistently building a harmonious and mutually beneficial relationship with our communities. Asa key target of social responsibility, we strive to reduce our impact to the environment, and are participating in the global attempt to resolve the dilemma of environment and development.

2.2 Management of Responsibility

China Southern attaches great importance to the management of social responsibility. A complete framework of corporate social responsibility (CSR) management that tallies with China Southern’s objectives has been established. This framework contains concept of CSR, CSR strategies, annual plan, projects implementation, audit and assessment. CSR overall planning has been included in the drawing of China Southern’s five-year plan, and is being reviewed and adjusted in the three-year dynamic plan. The CSR annual planning is reflected in the annual assignments of various functions such as safety, service, sales and marking, and operations, and is assessed by the audit office at the end of each year. The establishment of our CSR management framework is key to improving the level of CSR management and the realization of CSR strategic goals.

Concept of CSR – CSR strategies – CSR annual plan – CSR project implementation – Audit and assessment

Strategies of responsibilities:

Ensure safe flight operation; improve operational quality

Reinforce environmental protection; achieve sustainable development

Enhance social harmony; increase corporate value

Plans of responsibilities:

Drawing of annual plan; Specification of objectives; Clarification of responsible bodies

Project Implementation:

Reduction in energy consumption and emission; Reduction in cost and increase of efficiency; Strategic cooperation; Stable business operation; Technology innovation; Service improvement; Caring for the employees; Charity and social work.

Performance assessment:

Post-factum assessment; End-of-year assessment; Results feedback; “Carrot-and-Stick” measures

2.2.1 Risk management

An effective risk management system is the intrinsic requirement of China Southern’s healthy and sustainable development, and an extrinsic presentation of China Southern’s fulfillment of its social responsibility and its commitment to stakeholders. Targeting at the external risks that we are facing, we have established and implemented a comprehensive risk management system based on the framework of The Committee of Sponsoring Organizations of the Treadway Commission of the National Commission on Fraudulent Financial Reporting.

In terms of organizational structure, China Southern has established a 3-tier risk management system that comprises individual departments responsible for their respective risks, Office for Comprehensive Risk Management and Internal Audit Division.

In terms of risk identification, we focus primarily on the strategic, market, operational, financial and legal risks that are closely related to the internal and external business environment, especially in the areas of fleet planning, internationalization, oil market, rate of exchange, high-speed rail, anti-trust and labor policies.

In terms of implementation, we have formed a risk management close-loop structure through a corporate level process of risk identification, assessment, mitigation, improvement and feedback.

In terms of culture building, we focus on consistent risk management training and a reporting system to the management of change of risk and requirement, aiming to raise the awareness of risk among the entire workplace.

Risk Management:

Strategic risks, market risks, operational risks, financial risks, legal risks

2.2.2 Business Ethics

In order to regulate the business conduct and support a just and fair market, China Southern sees compliance to antitrust regulations as an important corporate policy. As the internationalization of our business deepens, the assessment of compliance to antitrust regulations has been integrated to our operation and has become an essential part to our business.

China Southern has established the Office for Antitrust Risk Prevention, which is in charge of formulating preventive measures, assessing legal risks associated with antitrust regulations, and the works on exemption declaration. We have issued the Regulation of Antitrust Legal Risk Management, which has further clarified the responsibilities and authorities of relevant departments, risk assessment process and responsive procedures. We have issued the Guideline of the Compliance with Antitrust Regulations, which has identified prohibited actions and suggested issues that worth noting, hence providing a clear guide to conduct for relevant departments. Last but not least, we have also consolidated trainings on compliance with antitrust regulations and made such training a yearly routine session, which covers key personnel at pricing, sales and alliance cooperation.

Through refining mechanisms and institutions, we have proliferated our policies on the compliance with antitrust regulations to all key positions and have embedded the assessment of compliance with antitrust regulations in our day-to-day operations. We ensure that the company participates in market competition in a fair and lawful manner with the system of antitrust risk management.

2.2.3 Work without corruption

China Southern sees highly of uncorrupted practices at the workplace, and has formulated a number of regulations. These include the Detailed Rules of Implementation of the Responsibility System for the Building of a Fine Party Culture and the Keeping of a Clean Organization; Detailed Rules of Implementation of Work without Corruption; and Management Accountability Regulations (Interim Provisions). These regulations have defined the standards, responsible bodies, preventive actions, supervision and inspection, as well as the actions to be taken when breach of regulations occurs. In 2014, the following tasks have been completed:

•	462 regulations on anti-corruption and corruption risk control have been formulated and reviewed. Detailed action plans for reducing meetings and documents, as well as improving frontline research, self-discipline and strengthening supervision and inspection have been raised.

•	Work without corruption training and education have been carried out. 1420 copies of Combat Corruption and Uphold Integritybrochure have been distributed; 349 anti-corruption lecturing sessions have been held with 11882 attendees; 599 sessions of anti-corruption educational film have been shown to 20585 attendees.

•	Innovative anti-corruption education means have been implemented, such as business integrity questionnaire on employee intranet portal, business integrity SMS messages, and the publication of Combat Corruption and Uphold Integrity Digest.

[DATA]:

Refinement of regulations: 462

Educational sessions: 599

Management self-check: 100%

The First Inspection Team of the Central Leading Group for Inspection Work of the Central Commission for Discipline Inspection (CCDI) of the Communist Party of China (CPC) conducted a month-long special inspection at China Southern from November 26th to December 30th, 2014. China Southern worked closely and actively with the inspection team during this period. The inspection team identified a number of issues in the operational areas of sales and marketing, purchasing, maintenance, construction projects and financial management, as well as deficiencies in the act of cleaning up four forms of undesirable working styles of formalism, bureaucratism, hedonism and extravagance, and on the facet of selection and appointment of management. China Southern attaches the greatest importance to being strict in Party discipline and to the "Two Responsibilities" required by the Central Committee of the CPC. By checking against the feedbacks from the Inspection Team, China Southern took immediate and serious remedial measures. Personnel and cases identified during the inspection period were taken to disciplinary and/or legal actions, information of such personnel and cases were disclosed to the general public in accordance with the regulations of the Inspection Team and the rules governing public listed companies. China Southern strives to build a fine Party culture and keep its organization clean through these remedial measures, and will further transform the working style of its employees, further refine rules and regulations and further standardize the operation of the company in order to eliminate the soil that breeds corruption and to create an upstanding environment for the deepening of reform and the sustainable and healthy development of the company. China Southern with its results welcome supervision and inspection from all fields of the society.

2.3 Stakeholder Engagement

China Southern’s stakeholders include investors, government authorities, customers, industry associations, employees, suppliers, partners, communities, specialists, media, and other players in theindustry. Engaging with stakeholders is the foundation of CSR. China Southern aims to promote corporate progression along with a harmonious development of the society through establishing a stable and transparent communication mechanism with stakeholders, so as to increase the understanding and participation, deepening consensus and enforcing improvement.

With government authorities – Development of e-ticketing website for business travel

The Ministry of Finance and the Civil Aviation Administration of China (CAAC) have jointly issued the Guideline to Strengthening the Administration of Air Ticket Purchase of Civil Servants in 2014. In order to coordinate with this guideline, China Southern was commissioned to develop an e-ticketing and administration platform for governmental purchases. Civil servants may now use this platform to purchase airline tickets for their business travel from various participating airlines. This platform will promote the disclosure of business ticket information and make it more convenient for civil servants to purchase tickets.

With partners – China Southern inaugurated WeChat’sCardPack servlet

Through cooperation with Tecent Group, China Southern became the first airline company that launched its own service on the WeChatCardPack platform. “CS95539 CardPack” provides an additional mode of mobile check-in and real-time flight information on top of China Southern’s existing mobile App. CS95539 also provides instant notification to passengers in case of flight change and cancellation.

[CAPTION]: China Southern treasures a mutually supportive and beneficial cooperation relationship with the stakeholders.

With industry associations –Greater China Connection

The Greater China Connection brand, which was created by fourSkyTEAM member airlines of China Airlines, China Eastern (with Shanghai Airlines), China Southern and Xiamen Airlines in the greater China region, achieved an 8.8% growth of annual capacity and a 79.5% increase in the number of codeshare flights in 2014. This cooperation maintained the absolute dominance in cross-strait air transportation. Senior management of the member airlines participated in the Greater China Connection Summit on October 18th, further boosting the cooperation among alliance members in the greater China region, providing more streamlined services to passengers.

With other players in the industry – KLM senior management served temporary positions at China Southern

A delegation of five headed by the Vice CEO and COO Mr. Pieter Elbers served temporary positions at China Southern in May 2014. The delegation visited a number of division including the System Operation Center (SOC), Maintenance and Engineering, Ground handling and IT Center. The KLM team exchanged extensively the views and experiences in the aspects of management concept, day-to-day operation, hub building, service quality promotion and strategic planning. This was the first time that China Southern had invited senior management of world leading airlines to serve temporary positions, and has proven to be a valuable experience. This has also been a reflection of China Southern’s “reaching out, bringing in” strategy.

[CAPTION]: China Southern works closely with other airline companies aiming to provide more convenient services to passengers.

Communication mechanism between China Southern and stakeholders

1. Investors

Publication of annual reports and quarterly interim reports.Convocation of General Meeting of Shareholders, Board Meeting and Board of Supervisors Meeting. Routine Road-shows.

2. Government authorities

Continuation of cooperation with Tourism Bureau of Australia.Strategic cooperation with Tourism New Zealand, the City Government of Los Angeles and the Australian Consulate-General Guangzhou. Selected by the Ministry of Industry and Information Technology to be a trial enterprise for Internet innovation.

3. Customers

Conduction of passenger satisfaction surveys.Introduction of cabin service quality SMS feedback system and the implementation of consumer service consultation. Launch of the official “China Southern EU” account on Facebook.

4. Industry associations

Hosted the 2014 SkyTEAM China Conference of Strategy and SkyTEAM Conference of Anti-Fraudulent. Participated in the IATA 2014 Cargo Annual Meeting. Accepted to be a full member of Cargo 2000.

5. Employees

Initiation of Employee Assistance Program (EAP).Provision of Mother’s Room and Flight Attendants’ Amenity Center.Introduction placement for oversea employees. Held legal, IT and culinary technique contests.

6. Suppliers

Issue of the Guideline of Supply and Service Procurement, refinement of procurement internal process and increase supervision on suppliers’ compliance to regulations. New Procurement Management Regulation will be introduced.

7. Partners:

New ticketing platform in cooperation with China Unicom. Expansion of global distribution system in cooperation with TravelSky.Strategic cooperation with Guizhou Airport Group.

8. Communities

Participation in Ludian and Hotan earthquake rescue missions. Transportation of Peacekeeping Force to countries such as Mali and Liberia. Charity and social activities such as Poverty-relief Donation Day, “Bookcase of Dreams” Charity Sale, Guangzhou city tour for school children of western Hunan. Donation to Jinan University, Guizhou University and Zhengzhou University.

9. Specialists

Meteorological radar training by Rockwell-Collins.Symposiums and conferences of Free-trade-zone and the development of airport regions, Cross-border logistics at Guangzhou hub and English proficiency improvement of service providers at airline companies. Air Catering celebrity chef seminars.

10. Media

Media and publicity events such as inviting Xinhua News to Comprehensive Tax-bonded Zones; inviting local and international journalists to China Southern headquarter; inviting Hainan media to China Southern. Accepted exclusive interviews by CCTV, Forbes, Russia Today and joint German media.

11. Other players in the industry

Additional codeshare flights with Delta Air Lines. Extended codeshare network with Air France. KLM senior management’s exchange visit to China Southern.

3. SAFETY

Safety is the paramount mission and the most important social responsibility of an airline company. We at China Southern have been adhering to our safety philosophy of “Safety first, People foremost”, and have been striving to fulfill our safety values of being “scientific, people-oriented, standardized and sustainable”. In 2014, we recorded 2.03 million safe flight hours and the accumulated safe flight hour reached 13.52 million; continue to maintain the highest safety record among all Chinese airlines.

Accumulated safe flight hours of 13.52million

Consecutive aviation security of 246 months

3.1 Safety System

The goal of China Southern’s safety system is the continuous implementation of risk identification, analysis, appraisal and control. Such system was founded on the premise of focusing on preventive actions, preventing oversight and opposing violation of regulations. Through measures including perfection of regulatory framework, consistent technology innovation, introduction ofexcellent talents, strengthening ofperformance management, we aim to uphold an active control of safety management, clarify and allocate safety management responsibilities to every level so as to reduce safety risk to the minimal, control incident errors to within the target range, consistently reinforce safety foundation hence becoming an airline that is in forever pursuit of safety.

3.1.1 Safety organizational structure

China Southern has formulated a relatively comprehensive safety management system, covering operation, business and management elements. China Southern holds the following principles:

●	Level of authority matches level of responsibility;
●	Responsibility allocated to each position;
●	Responsibility fully assumed;
●	Collaboration in ensuring safety.

The Safety Management Committee (SMC) is the highest authority over safety management, the Safety and Quality Supervision Division is the functioning body in charge of safety management and safety supervision. Each department takes full responsibility for its own safety performance. The General Manager of each department is the principle person-in-charge who assumes full responsibility for the safety performance; the head of safety management in each department is the representative of safety and quality management, and each employee is accountable for the safe operation at his/her own post.

2014 was the “Year of Regulation Implementation”, stressing that the foreground of safety management implementation is on the operational front line. The center statement of 2014 was to cohere to the awareness of issues in safety management issues exposed among front line staff and management team, so as to ensure continuous safety.

Safeguarding over 2000 flights per day

Safety carrying over 270,000 passengers per day

24-hour round-the-clock operation

3.1.2 Safety institutional system

In full compliance with relevant policies and regulations issued by CAAC and ICAO, China Southern has established a complete array of safety management structure, and has constantly been revising and updating such structure pursuant to the evolvement of industry and technology, ensuring that the standards and regulations are up-to-date to the latest operational practices. We have always been in a leading role amongst Chinese airlines in terms of the establishment and refinement of operation standards, policies and regulations, as well as operation procedures. Our operation manuals cover all components ranging from flight operation, flight training, maintenance and engineering, operation control to cabin safety, aviation security, ground service, cargo and baggage handling, and safety management, involving all operation positions including flight crew, cabin crew, dispatcher, maintenance engineers and ground handlers.

China Southern has gradually formulated a structure of operation standards through codeshare operation audits by oversea partner airlines, IOSA safety audit and various inspections by experts in safety operation management and safety audit. Not only that all of China Southern’s operation manuals are in full compliance with CAAC regulations, the standard applied in a number of manuals are in fact higher than that of the CAAC, ensuring a more robust safety management system.

Structure of China Southern’s operation manuals

[CASE STUDY]: Revision of manuals and regulations

In 2014, after extensive internal consultation process, the System Operation Control (SOC) of China Southern identified 34 defective clauses in the operation control manual, collected over 630 suggestions and evaluated nearly 90 day-to-day safety risks. The SOC has complete manual revision in response to these issues and suggestions raised.

3.1.3 Safety cultural system

During years of practices, China Southern concluded the safety value of “Scientific, People-oriented, Standardized and Sustainable” that consists of the understanding of the philosophy of safety responsibility, behavior standards and target expectations.

[FIGURE]: Safety cultural system

Criterion	Expectation of Behavior	Dissemination of Safety Culture	Safety Awareness	Safety Action
Scientific	System engineering	To be more comprehensive	To be more and more strict and meticulous	Formulation of safety management system
	Technique control	Higher and more stringent standard	-To establish a hierarchical release and clearance standard; -To ensure a balanced operation environment	-Operation standard management; -Flight technique management
People -Oriented	Voluntary reporting	- Exempt from disciplinary action for minor incidents; -Reduced disciplinary action for major incidents	-Constant alert of unsafe events; -Overall fine-tuning; -Proactive prevention	-Safety information reporting system; -Safety responsibility assessment
	Full-crew participation	-Safety ensured by all employee; -Safety assured at all times	-Transform from “safety is a requirement to me” to “safety is what I require”; -Transform from a top-down safety approach to a universal safety culture	-Events such as “Ankang Cup” series of contests; 100-day safety contest and Safe Operation Forum;
Standardized	Compliance	-Reasonable regulations; -Practicable applications	Conform to principle and regulations	Regulations and manuals
	Implementation	-3-tier accountability system -2-way assessment system	-Responsibility of leadership; -Responsibility of management; -Responsibility on job	-Assessment instructions of aviation security responsibility
Sustainable	Process surveillance	-Quality assurance at every link -Proficient supervision	-Target responsibility assignment: detailed and strict; -System employ and execution: steady and solid; -Performance tracking and assessment: thorough and accurate	-Safety management implementation guideline; -Genetic mapping and safety roadmap; -Incident tracking and investigation; -Safety audit
	Review and optimization	Learn from useful experience and new methodology	Long-term safekeeping keeps long-term safety	-Management assessment; -Performance audit

Staff force is the direct executor and the master of safe operation. In safety management, weare striving to centerourselves on the core of “people”, basing upon the staff, ensuring that an awareness of risk and bottom-line is among the entire workforce while enhancing the sense of responsibility throughout.

On the one hand, China Southern cultivates and develops its safety culture through various safety promotion activities such as safety contests, safety training and safety lecturing, aiming to embed the safety value of “scientific, people-oriented, standardized and sustainable” to the staff and their work. We have created special columns in our internal media in order to encourage our staff to actively participate, to provide suggestions and recommendations, and to contemplate improvement measures, creating an atmosphere that safety is ensured by all staff and assured at all times.

On the other hand, China Southern has established a safety incident communication and reporting mechanism. We were the pioneer in the industry to have created a liability exemption/reduction scheme for active reporting, as well as an reward system for voluntary reporting, so that our employee can be encouraged to provide suggestions and support to our safe operation proactively and voluntarily, assisting the company to identify safety risks and incidents in a timely manner. We have designed dedicated channel for our employee to report potential safety hazards, safety advices and unsafe actions, and have been promoting a voluntary reporting system together with the building of the principle of good faith, in order to continuously optimize the safety management system.

June 1, 2014 to June 30, 2014

Safety philosophy publicity and implementation week

Safety education based on case studies week

Safe operation consultation day

Contingency plan rehearsal week

Safety culture building week

China Southern held its first Knowledge of Regulation Contest for the flight operation line of staff in 2014. Contest questions were selected from regulatory documents and manuals such as Corporate Operation Manual and Aviation Safety Management Manual, closely related to the year’s safety theme of “Regulation Implementation”. Such contest had proved effective in promoting learning initiative among our employees and enhancing operational techniques of employees at key positions.

3.2 Safety Components

3.2.1 Flight safety

Flight safety is the core of safety management of any airline company. In 2014, China Southern emphasized on the operation and training aspects of flight safety management through means of innovative mechanism, team-building and team-management in order to advance on progress and ensure flight safety. Our key focus was on the following four fronts:

a.	Define annual safety targets;continuous application of process surveillance.

In accordance with Aviation Safety Management Manual, safety responsibilities were broken down to the front line staff tier by tier. Precaution was emphasized and process management was reinforced, in order to ensure that safety operation was on the target track.

b.	Tighten safety responsibility assessment;comprehensive implementation of safety responsibility.

Responsibilities of managerial positions were included in safety assessment; the ascertainment of accountability ofincidents above certain grade and incidents of regulation violation were strictly enforced; level of disciplinary actions taken to violations were increased, the awareness of bottom-line was increased.

c.	Implement 3-tier inspection mechanism; strengthen close-loop safety management.

Each division was required to carry out regular inspection according to the standardized checklist. Headquarter carried out supervisory inspection by ways of spot-check and covert investigations to key divisions, systems and posts, and provided comments and appraisals according to issues collected. All issues were required to be tackled within a prescribed limit of time in order to effectively resolve the weakest links and practical problems that affect operational safety.

d.	Devote efforts to quality and competence training; strengthen team building of flight crew.

Quality and competence building, safe operation training and team spirit management are the three key elements in flight crew safety assurance. Directed by existing issues, we guaranteed all trainings were performed properly through a systematic approach, and fostered leadership models in management, enabling our flight crew to be a proficient, upright and high-spirited team.

Close-loop safety management

Tasks were assigned during meeting at the beginning of every month – Execution and implementation after the meeting – Interim inspection and supervision – Comments and appraisal at thebeginning of next month – Rectification and improvement – Mitigation of safety hazard

Investigation of source of risk and formulation of preventive actions

a.	Source of risk: adverse weather condition

Counter-measure: Strict execution of the “Eight guidelines to follow and one action to oppose” principle

Trainings on operation under adverse weather condition, the use of communication radar and performance of contaminated runway were carried out. Reiteration of the “Eight guidelines to follow and one behavior to oppose” principle:

Go-around if condition requires;

Cloud-hopping if condition requires;

Turn-back if condition requires;

Alternate if condition requires;

Divert if condition requires;

Hold if condition requires;

Remind if condition requires;

Act if condition requires;

Object aimless and reckless actions.

b.	Source of risk: new routes and new airport

Counter-measure: Improve quality of pre-flight briefing

Unfamiliar airport environment may invoke risk to safe operation. China Southern requires all flight crew to carefully go through flight chart and NOTAM; to familiarize themselves with approach and departure procedures, waypoints, limits on altitude and speed before flight operation so as to reinforce safe operation on new routes.

c.	Source of risk: newly-certified captains

Counter-measure: Rational pairing of flight crew

In order to ensure a rational pairing of human resources on the flight deck, China Southern has performed crew resource management (CRM) training, and has improvedpairing of captain and co-pilot hence optimizing the rationality of flight crew capability. In the mean time, China Southern requires all flight crew on duty to strengthen their pre-flight collaboration of aviation security and collaboration during flight, identifying respective responsibilities and ensuring flight safety.

[LINK]: Captain He, the most honorable captain

Flight CZ3739 took off from Zhuhai headed toward Beijing in the evening of November 10, 2014. The aircraft encountered technical problem midway, and the situation was rather critical. As all passengers onboard were panicking, Cap. He’s voice rose in the speaker: I have undergone the most stringent training. I am capable of taking the situation and control. I am capable of bringing all of us safely back on ground. His confident tone successfully calmed the cabin down. After just over an hour, flight CZ3739 landed safely at Guangzhou Baiyun International Airport with no injuries. Cap. He was praised as “The most honorable captain in China”.

Cap. He said at the press interview that he indeed had the confidence of landing the aircraft safely, and it was his obligation to convey this confidence to the passengers. He pointed out that it was their duty as pilots to ensure safety of every flight.

3.2.2 Aviation security

Aviation security is systemengineering, involving a range of components such as flight, ground support, cargo and maintenance. Flaws at any one component could affect the safe operation of flights. In the realm of aviation security, China Southern follows the principle of “guard in air, prevention on ground and internal elimination”. We have adopted aviation security measures on many fronts, notably:

Perfection of contingency plan and procedure.Aviation Security Program, Aviation Security Training Plan,Aviation Security Quality Control Plan, Aviation Security Management Structure Manual and Cargo Security Working Manual had been issued in year 2014.

Bringing forward the aviation security controlling point. In 2014, the Cargo Division carried out special rectification programs addressing violations in air freight and mail transportation, enforcing stringent inspection of dangerous goods and forbidden items. The Ground Service Division intensified inspection on passenger identity and baggage, all hazardous baggage and passengers with invalid identification would be denied boarding.

Consistent security evaluation.Safety risk appraisal was a main area of work in 2014. We reinforced information collection and collation, carried out pointed route analysis and published risk evaluation bulletin. We have achieved an integrated aviation security information management system of information collection, analysis, determination and measure formulation, publication and implementation.

Attaching greater importance to aviation security enforcement team. Weorganized theoretical, physical and practical trainings for all air marshals and guards, improving the general proficiency and the ability to handle emergency situations of air marshals and guards.

China Southern achieved 20 years of aviation security

2014 witnessed a number of terrorist attacks in various cities of China. Aviation security is also under considerable threat. In order to ensure aviation security in this challenging time, China Southern raised its standard of airborne safeguarding, ground prevention, elimination of internal risk factors and emergency information management, and met the year’s aviation security target. June 6, 2014 marked China Southern’s 20 consecutive years of aviation security, an industry record that we proudly created.

3.2.3 Maintenance safety

In 2014, China Southern used anti-violation as the breakthrough point and launched a “100-day of anti-violation” campaign themed “consolidating awareness, opposing violation, eliminating potential hazards, assuring safety”. This campaigned raised the safety awareness of compliance to regulations, established the thinking, practice and culture of anti-violation among all maintenance staff. Meanwhile, safety management system (SMS) was emphasized, risk management was deepened and preventive actions were brought forward. We have targeted repetitive breakdown on key systems and key links, analyzed loopholes, identified points of risk and materialized a risk proactive analysis and warning, as well as a complete process control. In 2014, the Maintenance and Engineering (M&E) Division accomplished 69 risk identification and management project, especially in terms of engine management, the M&E Division identified 80 potential defects that may cause engine in-flight shut down (IFSD), applied24 emergency engine changes and carried out 310 troubleshooting procedures which havesuccessfully prevented the occurrence of IFSD, thus laid a solid cornerstone to a year of safe operation.

A comparison of dispatch rate between China Southern’s fleet and world average

[LINK]: China Southern had once again achieved 18 consecutive months of zero IFSD

Under the circumstances where the number of aircraft was constantly expanding and flight hours are rapidly growing, China Southern had once again achieved the record of 18 consecutive months of zero IFSD in June 2014.

3.2.4 Cabin safety

China Southern fully adopted SMS throughout its Cabin Division in 2014, completed safety information collection, analysis and commenting, perfected monthly SMS and unsafe information prompts system, and thoroughly disseminated the Cabin Safe Operation and Protection Guidelinefocusing on developing the competence in areas of cabin door operation, emergency medical support, turbulence handling and emergency evacuation. The Cabin Division combined internal and external audit, carried out regular source of risk examination hence have materialized the transformation from “handle after occurrence” to “prevent before occurrence”. In the meantime, Cabin Division enforced certification training management, enhanced safety emergency training and improved emergency handling capability of cabin crew members. Pass-at-first-attempt rate, attendance record and violation record have been included into the performance assessment of Cabin Division. Furthermore, the Cabin Division has been vigorously building a safe cabin culture, surrounding various aspects of safety knowledge, certification and competence, team management and spirit building. Cabin Safety Forum was also held in order to further raise safety awareness of cabin crew, and improve their ability of cabin safety management and control.

[LINK]: China Southern introduced new version of safety demonstration

According to regulation, airlines are obliged to perform safety demonstration to all passengers before take-off, explaining the position and use of emergency equipment such as emergency exits, seat belt and oxygen masks. However, some passengers may consider such safety demonstration dispensable, and very few would pay close attention. In order to increase passengers’ attention, China Southern as the first of all Chinese airlines, introduced an elaborately designed new safety demonstration video with Chinese painting elements –the China Southern Airlines Safety Demonstration, a Verse of Ink and Brush. This version gently delivers safety information on the background of a refreshing fusion of air transport and Chinese ink and brush painting techniques.

Promoting competence of cabin safety management and control

Consistent cabin safety supervision and inspection

Vigorous cabin crew certification training management

Up-to-date new aircraft type and new route risk examination

Diversified safe cabin culture education

3.2.5 Ground safety

Ground safety consists of ground operational component of vehicular movement, fire control and public health. China Southern initiated IATA’s Ground Operation Safety Audit in 2014, covering every process, component and stage of ground operation, emphasizing on key components in fire control, vehicle safety, lithium battery transportation and alcohol monitor, boosting the execution of multiple measures through auditing, and ensuring all potential hazards were examined and mitigated. In response to issues revealed at audit, our safety management team followed on the rectification process and inspected the outcome. Rectification results after safety audit were brought into assessment criterion of relevant departments. Regarding ineffective rectification and repetitive issues, we have formulated more stringent assessment standards ensuring a close-loop management.

3.2.6 Food safety

Air catering is specialized in providing food and drinks to the particular field of air transportation, which is also a key component on the chain of safety management of an airline company. In 2014, China Southern commenced trainings specifically in the areas of safe production, post operational proficiency, food safety surveillance and food safety risk management. In which, over 60 safety-targeted trainings were held, more than 5000 employees were involved. Employees’ safety awareness and adherence to regulations were both enhanced through training, therefore had effectively increased level of safety risk management and control.

3.2.7 Transportation of dangerous goods

China Southern introduced a new version of Dangerous Goods Transportation Manual in October, 2014. This manual is the policy, standard and procedure basis that all employees have to adhere to in order to carry out dangerous goods (DG) transportation duties legally, safely and effectively. This manual is applicable to both international and domestic transportation businesses.

China Southern introduced new version of Dangerous Goods Transportation Manual. On employee interface, China Southern extends trainings on DG transportation among its freight, passenger and ground service departments. China Southern has issued DG checklists, enhanced dissemination of latest regulations and propagated safety management requirements.

On client interface, China Southern standardized baggage-accepted-at-gate procedures, and is constantly working on spreading information of DG acceptance to passengers, perfecting supplementary agreements of DG with its agents and respective inspections, and ensuring the notification and management of DG acceptance.

3.3 Safety Performance

We have completed 2.03 million flight hours in 2014, and the accumulated safe flight hours reached 13.52 million. In total, 182 months of flight safety and 246 months of aviation security have been recorded. In addition, we have also ensured fire and public health safety in 2014, achieved an excellent result of safety management.

Category	Item	Year 2014
Safety Indicators of 2014	Incident per 10,000 flight hour	0.012
	Maintenance incident per 10,000 flight hour	0
	Serious maintenance incident per 10,000 flight hour	0.012

N.B. For definitions of indicators used in this table, please refer to CAAC’s Civil Aircraft Flight Incident (MH/T 2001-2013) standards.

Category	Flight hour (million)	Date of Completion
Number of each million-safe-flight-hour and their date of completion	3	April, 2006
	4	May, 2007
	5	June, 2008
	6	July, 2009
	8	March, 2011
	10	September, 2012
	12	January, 2014
	13	October, 2014

Category	Year	China Southern	National average
Incident per 10,000 flight hour	2005	0.130	0.390
	2006	0.064	0.340
	2007	0.065	0.300
	2008	0.064	0.280
	2009	0.089	0.320
	2010	0.008	0.384
	2011	0.000	0.374
	2012	0.036	0.425
	2013	0.020	0.383
	2014	0.012	0.051

N.B. The above is only inclusive of incidents caused directly by China Southern, excludes manufacturer and accident reasons. The above does not include Xiamen Airlines.

4. ENVIRONMENT

Protecting the environment that we are living in is vital to the development and future of the human race. As a responsible enterprise, we are committed to standing by our values of “Green flying, green consumption and green innovation”. We are persevering in pushing reduction in energy consumption and emission, taking green development as a critical means of addressing our environmental responsibilities and the sustainable development of the company.

4.1 Environmental Policy

4.1.1 Environmental philosophy

Environmental issues are crucial to the sustainable development of the human society. We are closely following the adverse impact that a sharp increase in Greenhouse Gas (GHG) emission has on climate change and biodiversity. We are actively responsive to interim goals and actions advocated by the United Nation, ICAO, IATA and SkyTEAM with regard to sustainable business development, as well as policies on energy saving and emission reduction formulated by the Chinese government. We are taking proactive measures in addressing our environmental impacts by increasing efficiency of energy utilization and reducing emission of GHG, undertaking our responsibilities in environmental protection, ecological balance and sustainable development.

As part of our wider environment strategy, in 2014, we deployed multiple innovative and technical means to the areas of fleet modernization, aircraft retrofit, route optimization, low-carbon air travel and the use of new energy in order to achieve energy saving and emission reduction.

4.1.2 Environmental policies

China Southern published its Corporate Policy of Environmental Protection in 2007, aiming to continuously increase the level of environmental management.

a.	Fully comply with environmental codes of practice set by national authorities, meeting the goal of low emission, and low energy consumption.

b.	Our commitment to environmental protection is based on pragmatic practices and achievable objectives.

c.	Actively raising environmental awareness of the employees, encouraging employees’ participation in environmental protection actions.

d.	Ensure the transparency and accessibility of our action plans, and disclose internal environmental protection information to stakeholders.

e.	Working closely with the expectation of stakeholders.

f.	Inclusion and supervision of the environmental performance of subsidiaries.

4.2 Use of Resources

4.2.1 Energy consumption

The consumption of resources in China Southern’s operations are split across two categories, namely energy and water. Energy consumption consists of fossil-based jet fuel and fuel used on ground operation, such as gasoline, diesel and electricity. In 2014, jet fuel accounted for over 98% of all energy consumed.

●	Jet-fuel: 98.61%
●	China Southernconsumed 6.01 million metric tons of jet fuel in 2014; direct emission of carbon dioxide from the burning of jet fuel was 18.94 million metric tons.
●	Ground energy consumption: 1.39%
●	Water consumption: 6.42 million metric tons.

2014 energy consumption statistics by category

Category	Quantity (metric tons)	Equivalent Standard Coal (metric tons)	Share
Jet-fuel	6,013,504.90	8,848,271.11	98.61%
Gasoline	6,935.39	10,204.73	0.11%
Diesel	7,988.11	11,639.48	0.13%
Coal	40,036.00	28,597.71	0.32%
Electricity	185,982.10 (thousand kWh)	22,857.20	0.26%
Natural gas	30,422.90 (thousand m3)	40,462.46	0.45%
Liquefied gas	641.59	1,099.88	0.01%
Others	6,610.00	9,725.95	0.01%
Total	——	8,972,858.52	100%

4.2.2 Energy efficiency

The main energy efficiency indicators of China Southern in 2014 are listed below:

●	Total energy consumption was equivalent to 8.97 million metric tons of standard coal.
●	Energy consumption of every 10,000RMB revenue made was equivalent to 0.83 metric tons of standard coal.
●	Collective fuel-burn of all aircraft type was 0.30kg per ton-kilometer

Year	Energy Consumption per 10,000RMB revenue (tonequivalent standard coal)	Collective ton-kilometer Fuel-burn (kg)
2010	0.76	0.30
2011	0.69	0.29
2012	0.71	0.30
2013	0.81	0.30
2014	0.83	0.30
	0.80	0.30

4.2.3 Waste disposal management

Rigorous measures are in place for cabin waste management.

Firstly, specialized service providers are commissioned to handle cabin waste. We have commissioned certified service providers to handle waste. It is clearly stated in the commission agreement that the service provider must be in possession of place (landfills that are approved by regulatory authorities or agreement with such landfills), equipment and professionals. It is also stated that waste collected are only permitted to be reused as raw materials and not to be sold as final products.

Secondly, separate waste collection and disposal is in place. After sterilization, solid wastes are sorted for reusing and recycling. Liquid-solid separation process are applied to non-solid wastes, solidified wastes are then transported for specialized handling while liquid wastes are fully treated before allowing to be discharged.

4.3 Flying Green

4.3.1 Fleet modernization

Fleet modernization is one of the most important measures in materializing our environmental goals. Over the years we have been replacing aged aircraft with newer ones, increasing fuel efficiency hence reducing adverse impact to the environment. Newer aircraft enjoy a greater safety margin, higher fuel efficiency and lower noise emission. In 2014, China Southern introduced 75 aircraft（including 11 of Hebei Airlines）, retired 24 aged aircraft. The average age of our fleet was 6 years as of December 31, 2014.

Age of aircraft	Number of aircraft in 2014	Share
0-3	218	35.62%
3-6	149	24.35%
6-9	113	18.43%
9-12	60	9.81%
12-15	31	5.07%
Over 15	41	6.71%

4.3.2 Retrofitting of winglets

One of the measures in reducing fuel-burn and CO2 emission is the installation of winglets. 2014 saw the completion of 17 737NG aircraft with winglets retrofitted while 6 newly delivered 737NG aircraft were all configured with winglets ex-factory. According to actual operational data, aircraft with retrofitted winglets may achieve an increase of fuel efficiency of up to 1.32%, translated to a reduction of 110 tons of fuel per aircraft per year, and a subsequent reduction in CO2 emission of 350 tons per aircraft per year.

[LINK]: A winglet is a usually upward bending vertical extension of the wing tips. The primary function of a winglet is to lower drag, increase lift and improve fuel efficiency of fixed-wing aircraft. Retrofitting winglets has become an effective means for airlines to further reduce fuel-burn and improve performance, and is widely used by airlines in the world. China Southern started winglet retrofit in 2011. 89 737NG aircraft have undergone the retrofitting process at the end of 2014.

4.3.3 Engine upgrades

China Southern started upgrade on 14 Rolls-Royce Trent 900 engines in 2014. It is expected that a 1% reduction in fuel-burn will be achieved, which means a saving of over 100 tons of fuel and a reduction of 315 tons of CO2 emission per engine per year. China Southern plans to complete another 31 upgrades on Rolls-Royce Trent 700 engines, achieving a 1% fuel-burn reduction, 95 tons of fuel savings and 300 tons less CO2 emission per engine per year.

4.3.4 Accurate payload reporting and submission

Accurate payload reporting and submission can effectively reduce fuel-burn. We launched an accurate payload reporting and submission scheme in 2014 with clarified methods of submission, refined function of the reporting system and promoted our new weight and balance (W&B) system. We have also published The Notice on Standardizing Flight Pre-stowage Payload Data Reporting and Submission, as well as a payload reporting and submission operation manual for the W&B line of staff. Through a series of measures, as of November 2014, the deviation of expected payload had been lowered by 15.48%, resulted in a consequent fuel saving of 294 tons.

China Southernretracted W&B operations at eight airports including Brisbane, Melbourne, Perth, London Heathrow and Frankfurt, which have unified operational standards and increased payload reporting and submission accuracy.

4.3.5 Optimization of aircraft center-of-gravity

According to studies and recommendations from Airbus and Boeing, sectional fuel-burn may be reduced by 0.5% if the center-of-gravity (COG) of an aircraft is kept within the fuel-saving zone. China Southern initiated a research program in July 2014 further studying this particular means of fuel-saving. In August, E190 was selected as the trial aircraft type for COG control. 777 and A330 series was added to the trial soon after. In September, fuel-saving COG control was officially launched on the three aircraft types of E190, 777 and A330. Our W&B specialists exercised precision balancing technique ensuring the COG of each aircraft was safely located within the fuel-saving zone. This technique has proved to be effective in increasing fuel-savings.

4.3.6 Route optimization

Reasonable and optimal distribution and path of flight route is critical to the overall fuel efficiency of the company.

In 2014, China Southern initiated Xinjiang G470, Changsha, Kunming, Shantou, Heilongjiang, and Dalian approach and departure route optimization program. Starting from June 23, 2014, the optimized routes in these six navigation zones were progressively deployed. After optimization, a flight time saving of 20 minutes could be achieved for flights using the new Xinjiang G470 route, which was the greatesttime-saving of all optimized routes. The optimized routes in Heilongjiang navigation zones were incorporated into flight plans resulting in a long-term fuel-saving for flights operating across this zone. These measures that have significantly increased route operating efficiency is a highlight in 2014’s route optimization program.

Moreover, the statistics of operational outcome of using optimized routes were done manually in the past, which meant a real-time display of optimization outcome was not possible. Started with the use of Quick Access Recorder (QAR), China Southern developed a route optimization automatic decision program. Through statistical analysis of mass data obtained from QAR, decisions on whether to deploy optimized route can be made automatically. This program is now able to perform decision-making for operations in Xinjiang G470, Kunming, Shantou and Changsha navigation zones.

Highlights of 2014’s route optimization program

Optimized Xinjiang G470 route reduces flight time by 20 minutes, produces significant fuel saving;

Optimized Heilongjiang route incorporated into flight plan, resulting in long-term fuel saving

Developed route optimization automatic decision program that provides real-time route optimization outcome;

Route optimization in 2014

Type of Route	Number of flights with optimization potential	Number of flights optimized	Percentage of optimization	Flight time saving (hrs)
Temporary Route	103,890	48,644	46.82%	2,851
Optimized route	67,821	28,383	41.85%	2,257
Total	171,681	77,027	44.87%	5,108

4.3.7 Emission Trading

The European Parliament passed the motion of incorporating the aviation sector into the European Union (EU) Emission Trading Scheme (ETS) in 2008. Henceforth, the global aviation companies have been paying close attention to the industrial impact of ETS. While complying with domestic and international laws, we have been proactively studying and preparing the basics of ETS by classification and summarization of emission source and emission data. We have worked closely with Guangzhou Property Exchange Group with regard to the standards and rules of carbon trading market. We understand that a carbon emission trading mechanism is one of the effective means of addressing global climate change, and we will actively meet our responsibilities and obligations, contributing our share of effort to the sustainable development of the human society.

4.4 Lowering Carbon Footprint

4.4.1 Volunteering in environmental protection actions

Involvement of the corporate and the employee is vital to the practice of green development and low-carbon society. We actively advocate an environmentally-conscious lifestyle, encourage our employee to participate in environmental campaigns and actions, aiming to raise awareness and concern to environmental protection creating an atmosphere that everyone is caring for our environment, hence promoting the progression of environmental protection in both global and local context.

China Southern launched its first large-scale charity walk campaign, dubbed “Walk for Love” onJune 15, 2014. The 13km-long walk started from Conghua County of Guangzhou, advocating a concept of “leave no trace”, promoting healthier and more environmentallyfriendly lifestyle.

4.4.2 Energy saving week

As an attempt to promote energy saving, low-carbon living and environmental consciousness to our colleagues and friends, we organize Energy Saving Week on a yearly basis. The theme of 2014’s campaign was “Join hands in energy saving and low-carbon living, together we will bring back clear water and blue sky”. During this year’s Energy Saving Week, we made every use of new media channels including our official Weibo page, Corporate Social Responsibility Weibo page, official WeChatplatform to convey our concepts and actions, advocating greener travel and that every little action helps with energy saving, so that a low-carbon footprint lifestyle would become a self-conscious behavior.

4.5 Innovative Development

4.5.1 Paperless air travel

Starting from August 12, 2014, passengers traveling from Guangzhou on domestic flights operated by China Southern who are in possession of the second generation ID card and have completed online check-in may choose to use their ID cards for security check and boarding. With this new addition, China Southern is now able to provide a complete paperless travel experience covering ticketing, payment, check-in, security check and boarding.

4.5.2 Paperless flight deck

Electronic flight bags (EFB) store information and data of every flight stage into a tablet device. Compare to traditional paper flight manuals, EFB are smaller in size, lighter in weight, easier to update and more efficient in information acquisition. Members of the flight crew are only required to input the basics of operation such as temperature, air pressure and take-off data before accurate information can be produced.

China Southern introduced a trial program across its flight crews of Guangzhou base in 2014. China Southern’s EFB version covers 90% of traditional paper documents, including flight manual, performance materials and dispatch materials.

Each tablet device with EFB weighs only 1kg, compare to approximately 60kg of traditional paper manuals. The application of EFB means a saving of 59kg of aircraft Operating Empty Weight (OEW).

4.5.3 Application of new energy

Over the years we have been paying close attention to the use of new energy. The CAAC has grantedSINOPEC with the Chinese Technical Standard Order Authorization (CTSOA) to its No. 1 Aviation Biofuel. We follow closely with the recent development of biofuel in China, and have launched research program on the market prospects of biofuel. In terms of application, we have taken initiatives in selecting more energy efficient product in our ground operations. In 2014, 11 electric forklift, 5 electric baggage tractor, 6 ground power vehicles, 1 electric ground air condition truck and 1 air source trailer were put into use, which have reduced the use of crude oil on ground, reduced the use of jet fuel on APU and effectively reduced energy consumption and CO2 emission.

[LINK]: Use of energy-saving products

Xinjiang Civil Aviation Industrial Co., Ltd replaced 10 diesel coaches with CNG coaches in 2014 for transporting passengers between airport and Ürümqi city. This could reduce 10 tons of CO2 emission every year.

5. SERVICES

China Southern is committed to the service concept of “beginning with customers’ feelings and cherishing every opportunity to serve”, enhancing communications and interactions with our customers and seeking opportunities to improve service quality. We also make use of advanced technologies to help us in delighting customers with our services, providing them with good value-for-money, hence creating a win-win situation and harmonious development.

In 2014, our flight punctuality rate was 72.61% and the complaints rate was 0.034%.

2014 marked China Southern’s“International Brand Service Expansion Year”. Guided by our service concept of “beginning with customers’ feelings and cherishing every opportunity to serve”, we consistently increased our investment in service, improving in-flight service quality and service niche, creating our competitive edge. Through various internal campaigns and initiatives, we have brought our service awareness and service standard to a new level.

A consistent focus on service strategy and promotion of service quality

2007, Year of Quality Service

2008, Year of Brand Service

2009, Year of Brand Service Promotion

2010, Year of Brand Service Expansion

2011, Year of Brand Service Innovation

2012, Year of International Brand Service

2013, Year of International Brand Service Promotion

2014, Year of International Brand Service Expansion

Service Indicators	2014	2013	2012
Flight punctuality rate*	72.61%	74.13%	77.16%
Malignant delay rate	1.14%	--	--
Complaint rate#	0.034%	0.034%	0.033%
Through check-in rate	98.77%	97.10%	98.71%
Baggage error rate	0.090%	0.089%	0.027%

* For definition and reference data, please refer to materials issued by the CAAC.

# Weighted average based on CAAC’s monthly report.

5.1 Understanding Needs

Homogenization of product is common in the aviation sector. With this increasingly competitive market, our industry has entered into the “buyer’s market”. In response, we are constantly transforming ourselves alongside the change of market trend. We focus on the principle of being customer-oriented, and endeavor to explore customers’ needs and preferences, rationalize our distribution of resources and deliver just the right service. We aim to realize customers’ values while realizing our own values at the same time.

5.1.1 SMS evaluation program

China Southern launched post-flight passenger SMS evaluation program in January 2014 on flights between Beijing, Shanghai, Guangzhou and Shenzhen, as well as long-haul services to Los Angeles, Sydney, London Heathrow and Vancouver. SMS messages are sent to passengers after the flight collecting feedback and suggestions based on their travel experience. In August, we added follow-up SMS asking passengers to provide further comments to our weaknesses so that real-time issues may be collected immediately after every flight for analysis and improvement purposes.

5.1.2 Obtainpassenger feedback through multiple channels

Cherishing criticism from our passengers. In February, a passenger posted a critique online, with comments on our service, onboard catering and cabin interior in first class after traveling with us from Los Angeles to Guangzhou. We treated this comment highly seriously and immediately launched investigation into the case. Improvement measures were soon been executed across all international cabin services onboard A380. In the meantime, a one-month cabin service improvement program was initiated that included identifying service shortcomings of each service component, rectifying insufficiencies and improving overall customer satisfaction.

Installing passenger service evaluators.In March, electronic evaluators were installed at our premium passenger check-in area in Beijing Capital International Airport, inviting passengers to provide authentic and real-time feedback to our premium services. Feedback choices include “Satisfied”, “Dissatisfied”, “Baggage impeded”, “Service defect” and etc. We will commence the installation of second generation evaluators to other check-in and ticketing counters, expanding feedback collection channel, assisting our constant optimization of service and quality.

Inviting suggestions from passengers. In August, we started to reach out and invite passengers who had traveling experience on our premium economy class to fill out feedback forms via our official WeChat platform. All passengers who have shared their experiences and comments with us are entered into a prize draw of a free one-way premium economy class ticket. We will incorporate the comments and suggestions collected into our service revamp and reinvention in order to create a more delightful travel experience for our premium economy class passengers.

5.2 Product Design

5.2.1 Introduction of “Kapok Kids”product

Unaccompanied Minors traveling by air alone is not an uncommon sight nowadays, especially during summer school holidays. China Southern launched a new “Kapok Kids” product on 2014’s International Children’s Day. With this product, parents of the Unaccompanied Minors are provided with memorable moments of their children’s traveling experience by the visualization recording done by our ground and cabin staff throughout their trips.

Our staff would photograph playing, traveling, dining and interacting scenes in children’s play area, waiting hall, gate and onboard for the Unaccompanied Minors whose parents have signed up for this product. These images would then be uploaded to designated portal after the flight for parents to view and download. This product could ease the anxiety parents may have when their children are traveling alone, and could also provide a valuable visual memory as part of children’s growth. This service is free-of-charge to all parents of Unaccompanied Minors.

In the months from June to December 2014, over 20,000 Unaccompanied Minors have taken advantage of this product.

[CASE]: Due to her demanding job, Miss Wang of Guangzhou is a frequent user of China Southern’s Unaccompanied Minor service. Her daughter Yuanyuan has been traveling alone on our flights back to her family home in Sichuan province several times. Miss Wang was one of the early users of the “Kapok Kids” products. She said that this product not only could help ease parents’ anxiety, but also leave us with image records of Yuanyuan’s travel experience that will be priceless recollections of her growth. Yuanyuan herself was also very cheerful, and said that with “Kapok Kids”, her mother no longer worried about her traveling alone.

5.2.2 Free travel package for transit passengers traveling via Guangzhou

Pre-declaration procedure was waived in May 2014 for foreign transit passengers using the 72-hour visa-free service in Guangzhou, and can now be processed at immigration counters at the airport. In order to grasp this opportunity and promote the impact of our transit brand hence meeting passengers’ needs, we launched free travel package in September for transit passengers traveling via Guangzhou. Transit passengers who are originally eligible for free accommodations now have a choice between free accommodations or free Guangzhou day-trip package. We have designed several sightseeing plans to enrich transit passengers’ experience in Guangzhou. For instance, our “Economy Plan” now consists of a 24-hour free travel card and admissions to main tourist attractions.

5.2.3 “Traveling with us, caring for you” Project

Targeting at passengers who need special assistance during travel, China Southern introduced the “Traveling with us, caring for you” project across domestic flights departing from Guangzhou.

[FIGURE]: Passengers who need special assistance and passengers with illness or disability, visually impaired passengers, female passengers traveling alone with infant, pregnant women between 24 and 36 weeks of pregnancy, unaccompanied elderly over the age of 65, unaccompanied minors and passengers with reduced mobility.

Additional caring services provided include:

●	Priority check-in. Passengers are invited to proceed to dedicated counters for priority check-in service. Our ground staff will allocate appropriate seating according to passengers’ special needs.
●	Priority security check. Passengers may use the dedicated express lane at security check.
●	Priority boarding. Passengers are invited to board the aircraft before others.
●	Priority baggage handling. Passengers’ checked baggagewill be handled and delivered at destination with priority.

5.3 Quality Promotion

5.3.1 Service at flight delay

Flight delay is the last thing any passenger would want to encounter. Though the causes to flight delay are manifold, it is the airlines’ responsibility to improve proposition to passengers in terms of providing adequate support and serviceafter flight delay occurs.

Information disclosure. We make effective use of Wechat Instant Messages, SMS and telephone to reach passengers with latest flight status. Flight status update information boards are installed at notable locations inside the airport terminal, along with rolling information broadcast of rebooking, accommodation arrangement and baggage claim, directing passengers to respective counters for different procedures.

Service counter arrangement. We aim to refine our delay service provisions and improve the support we offer to passengers during flight delay. Therefore, flight rebooking, accommodation arrangement and baggage claim counters have been set up with added number of counters for flight rebooking; and fixed passenger accommodation assembly points were also created.

Transit procedure. We have increased our focus on transit passengers. When flight delay is anticipated, transit passengers who are likely to be affected will be rebooked to new connecting flights and their information will be transmitted to destination airport in a timely manner. Constant communication and coordination are maintained with origin airport, information of transit passengers are pre-processed and new connecting plans are made before the arrival of the delayed inbound flight.

Baggage claim. In response to the issue that passengers on delayed flights are often facing a prolonged waiting time to retrieve their checked baggage, we have reconfigured our baggage handling system so that in the case of large number of delays, the average sorting time for each baggage has been reduced from 10 minutes to just 2 minutes, hence significantly saves passenger waiting time.

5.3.2 SMS notification of flight status change

Starting from June 2014, flight delay and cancellation notifications are sent to passengers via SMS and email. Passengers affected may obtain information on change to their bookings in advance through SMS, or email if preferred. Apart from flight delay and cancellation, the notification also contains supplementary information that passengers may find useful, such as traffic alert of airport expressway, meals, accommodation, gate number, issuance of new boarding pass, compensation, rebooking and refund. This service ensures passengers’ right to information and could help passengers in making arrangements in advance, as well as alleviating the airport from overcrowding when mass delay is expected.

[LINK]: Typhoon “Hagibis” landed near Shantou, Guangdong on June 15, 2014. As of June 18, over 40,000 passengers received notification of flight status change. In which, around 3,000 passengers received notification of flight cancellation and 40,000 received notification of flight delay.

5.3.3 Upgrade of in-flight entertainment system

According to survey, high-quality in-flight entertainment (IFE) system can effectively increase customer satisfaction of passengers, especially those traveling on long-haul flights. We are consistently revamping and enriching our IFE system to provide an improved travel experience to our passengers.

Three highlights of 2014:

a.	Enriched IFE contents. Our IFE program library is updated regularly. New programs are now being added on a monthly basis. We have also introduced OutlookTV into our IFE system, further expanding the range of selection. In addition, the number of movies stored in our IFE systemhas been increased to 70.

b.	Diversified content of programs. We added a Micrio-Film channel on our handheld tablet IFE devices. Micro-films are short in length but complete with all elements of a motion picture, which makes them ideal for the use on short-haul flights.

c.	More advanced devices. Handheld tablet IFE devices are distributed to passengers in premium cabins where seatback IFE devices are not installed. Each device is loaded with movies, TV programs, music, games, books and service directory. Over 20 movies are updated on a monthly basis.

[LINK]: China Southern released its first Micro-Film, Dream from the Heart, in November, 2014. This film was based on a true story of the children of a primary school football team of Moyu County, Hotan Region in Xinjiang. They all shared a great passion for football but had never left their village and played in a real match. With the help of China Southern, they flew to Ürümqi for the first time and were able to compete on a real football field with a U15 team who just won an international champion’s title. With the realization of their football dream, they began to understand the meaning of dream from the heart.

5.3.4 Upgrade of service in Premium Economy Class

In 2010, China Southern became the first airlines in China who introduced Premium Economy Class across its fleet. In order to meet increasing demand from our passengers, we carried out a complete reinvention of our service in Premium Economy Class in June 2014, once again became the first airlines in China that had an upgraded Premium Economy product.

We are rolling out refurbished Premium Economy cabin across our fleet. Our Premium Economy passengers can now enjoy priority check-in, services at flight delay equivalent to silver and gold card members, as well as additionalamenitiesonboard including pillow, blanket, newspaper, bottled water, snacks, hot towels and complimentary sweets.

5.3.5 Introduction of online meal pre-ordering service

To provide passengers onboard long-haul international services the choice of food that they would prefer has always been our quest. In June 2014, China Southern launched an online meal pre-ordering service on its official website. This service is open for all First and Business Class passengers traveling between Guangzhou and Europe, North America, Australia and the Middle East. The first stage covers 18 flights to 12 destinations.

Passengers traveling on outbound flights have the choice of 20 main course dishes such as our signature Noodle Soup with Beef, Stewed Rice with Cure Meat in Claypot and Hakka-style Stuffed Tofu. On inbound flights passengers have the choice of 6-8 Chinese and western main course dishes. SMS and email confirmations of meal pre-ordering and change will also be sent to passengers.

To provide passengers with more personalized and tailor-made service is a major concern behind this new service. Based on our concept of providing a full-flow service, we are committed in providing our passengers with a comfortable and thoughtful service. Our next step is to launch meal pre-ordering function on our official WeChat platform and mobile App. China Southern will become the first Chinese airlines that allow passengers to pre-order meals via WeChat and mobile App.

5.3.6 Expansion of assistance to passengers with special needs

China Southern officially launched in-flight wheelchair service onboard our flights from Guangzhou to Sydney, Melbourne, Perth and Brisbane in July 2014. Aircraft operated on these services are all equipped with accessible lavatories and seats with movable armrests for passengers with reduced mobility. Our cabin crew are also happy to assist passengers in accessing the lavatories with in-flight wheelchair if needed.

[CASE]: China Southern’s Jilin Branch introduced an “Amber Alert” service to elderly passengers travelling on flights delayed for more than 1 hour. A dedicated service team will assist our senior passengers with their baggage and help to arrange resting areas and meals. An “Amber Alert” service counter has also been set up and stored with presbyopic glasses, magnifier, cotton buds, bandages and other sundry items that elderly passengers may find useful.

5.3.7 Focusing on details in ground service

Check-in: Number of passengers often increases during the summer holidays. China Southern installed additional message boards with prompts of baggage security, cabin baggage allowance and expected waiting time at queuing areas in the check-in hall so that passengers may familiarize themselves with relevant information in advance while queuing.

Checked baggage: The first International Excessive Babbage Electronic Miscellaneous Document (EMD) of China was issued at a China Southern counter on June5th. This marked that the handling of international excessive baggage at China Southern had entered into the electronic era. The conventional paper-based procedure requires passengers to rush from counter to counter in order to make payments for excessive baggage. With EMD in place, all procedures can now be completed at the check-in counter. In the future, China Southern will replace all miscellaneous documents and invoices with EMD hence realizing a paperless ancillary service.

Boarding: We have introduced newly designed final-call signage across our international boarding gates that are more distinct and recognizable. These new signage are clearly marked with destination names in both Chinese and English. Our staff at gates would seek remaining passengers with these signage 20 minutes before departure time.

5.4 Service Innovation

5.4.1 Optimization of SkyPearl Club Terms and Conditions

In response to customers’ feedback on issues regarding mileage accruals and gift redemption, China Southern revised its mileage accrual system, upgrade, and redemption experience in October 2014.

We have adopted a number of optimization measures. Firstly, we significantly increased the number of mileage that can be accrued when travelling in First and Business Class; secondly, we increased the number of qualifying booking classes; thirdly, we increased the chance of achieving higher membership status; and fourthly, we created more opportunities for upgrade. These measures would improve our membership experience, allocating more resources to our premium passengers, and are in keeping with our wider business strategy.

The membership number exceeded the milestone of 20 million in November 2014, the 16thAnniversary of Sky Pearl Club.

5.4.2 Establishing Guangzhou Hub Control Center

Guangzhou Hub Control Center (HCC) was established in March, 2014. It is the primary organization for improving passenger on ground experience with a centralized control of passenger flow, baggage flow and aircraft flow, and is responsible for the regularity of all flight. The HCC is a critical supporting element of background operation systems.

HCC operation mechanism during flight delay

a.	External coordination
●	ATC: Inform dispatchers to coordinate with ATC to give priority clearance to flights with passengers onboard.
●	Hotels: Collect available rooms and arrange accommodation for eligible affected passengers.
●	Airport Authority: Broadcast updated information on flight status, arrange ground transportation for traveling between airport and hotels.

b.	Internal command
●	Operation Control: Gather on-the-spot support requirements, advice on and obtain flight schedules.
●	Check-in: Rebooking and accommodation arrangement and assembly.
●	Baggage Handler: Identify baggage of affected passenger and arrange centralized delivery.
●	Other operation bases and stations: Provide advance notice of delayed flights, ensure connecting passenger service plan is in place.

[CASE]:

March 30, 2014, mass delay at Guangzhou due to adverse weather condition

08:00. Alltake-offs and landings were halted

09:00. Yellow warning signal was issued by China Southern

10:00. Flight and passenger diversion plan was formulated by the HCC.

11:00. China Southern started passenger interception so as to avoid additional passenger arriving at the airport.

12:00. HCC in coordination with ATC, gave priority clear-for-take-off to flights with passenger onboard, and requested origin airports to rebookpassengers traveling on international connecting flights via Guangzhou to direct services.

15:00. HCC coordinated with baggage handlers to centralize baggage delivery and couriered all baggage to departed passengers.

19:00-22:00. HCC pre-arranged passenger flow, baggage flow and aircraft flow for the following day.

March 31, 2014

00:00. Early opening of check-in counters

20:00. Majority of stranded passengers cleared, normal operation gradually resumed.

5.4.3 Simplification of web-based telephone payment procedure

In 2014, csair.com launched the simplified UnionPay telephone payment method, which has significantly reduced the complexity of previous telephone payment procedure, enhanced payment experience for customers who prefer to use telephone payment when booking online.

The difference between two payment procedures is that customers are no longer required to make telephone calls to our service hotline with their booking information, and no longer required to input card number and PIN number on keypads. The new procedure allows customers to submit their credit/debit card number and mobile phone number online, and simply input their PIN number on the handset when prompted. Banks will clear payments after verification.

5.4.4 Expansion of oversea online payment system

Over the years, customers booking on our oversea websites may only make online payments via WorldPay,PayPal or QuickPay. As an attempt to accustom to payment practice of oversea passengers and increase user experience, in January 2014, China Southern, in partnership with the largest Korean third party payment platformINICIS, launched local online payment on China Southern’sKorean website. This was the first oversea website of China Southern where local online payment was enabled. Customers based in Korea can now choose to pay with their major third-party payment platform. Subsequently, in partnership with Westpac Bank of Australia, our Australian website became the second oversea website that allows local online payment. China Southern will continue to expand local online payment channels with more local partners.

5.4.5 First in-flight WIFI in China

As authorized by the Ministry of Industry and Information Technology of the People’s Republic of China, the CAAC issued its decree No. 736 inJuly 2014permitting China Southern the use of Ku frequency band for its in-flight satellite high-speed broadband Internet connection product, and its technical test flight between Guangzhou and Beijing. This technology provides up to 50 megabyte of bandwidth for in-flight connection. It was its first application in China, and the first application on wide-body aircraft. China Southern was also the first airlines that applied for satellite high-speed Internet connection modification on its fleet.

Passengers onboard flight CZ3161 from Guangzhou to Beijing on September 6thexperienced in-flight WIFI connection. After the aircraft had reached cruising altitude, passengers were informed that the flight was offering complimentary in-flight WIFI service. Network could be found when WIFI function was enabled on passengers’ devices. The average bandwidth on the day was 5M/s, which was sufficient for web browsing and email exchanges. China Southern will perform modification on 10 A330 aircraft after evaluation of the test flight.

5.4.6 Innovative WeChat services

The IT system of China Southern has always been in a leading position in China. We have remained in the top 15 of China’s 500 Most Informationized Enterprises, and had created a number of “first” in China’s airlines business.

[FIGURE]:

First e-ticket

First self-service boarding pass

First web boarding pass

First e-boarding pass

First e-cargo waybill

First WeChat check-in

Ever since the launch of our official WeChat platform (CS95539) in 2013, we have been using this convenient way of communication to improve our service interface with passengers.

As of now, services provided on our WeChat platform cover ticketing, check-in, flight status, and membership service, passengers can complete the entire service flow on WeChat. At the end of 2014, the number of followers of our WeChat account exceeded 3.5 million.

[FIGURE]:China Southern added the following new service to its WeChat platform in 2014

a.	Group check-in

Starting from June, passengers can check-in up to 6 passengers at a time. This function reduced repetitive operations, especially for passengers traveling together in a group.

b.	WeChat Card Pack

The Tecent Group introduced CardPack function to WeChat in September. Businesses can now display and distribute coupons and tickets in CardPack. China Southern has become the first airlines that joined CardPack.

c.	Operator service

China Southern’s“WeChat operator service” was inaugurated in August. After membership verification, passengers can select “Operator Service” from the menu or simply enter “Operator Service”, “Operator”, or “Customer Service” to interact directly with one of our customer service representatives.

[LINK]: China Southern Online – The founding of E-Commerce Division

The E-Commerce Division was founded on October 27, 2014. The establishment of this new division enabled China Southern’s transformation from a transportation provider to a comprehensive service provider. The E-Commerce Division unifies platform planning, business design, operation management, web promotion and system building functions, further integrating internal and external resources, reinventing product flow. Its objective is to consolidate and generate China Southern Online through the provision of full-flow air transport sales and service products, as well as the networking of marketing, service and brand image.

6. EMPLOYEES

“Respecting talent and rewarding employee” is one of the connotations of a company’s corporate social responsibilities. China Southern sees its employees as the foundation and key to its development. We believe that everyone has its merit, everyone can excel and everyone will rise above. For this, we have established a comprehensive human resource management system that covers various aspects of salary, recruitment, promotion and vacation leave, ensuring that the system is transparent, fair and just, so that our employees can growth with the company.

Number of employee: 82132

Number of trainings: 7529

6.1Work Environment

In order to adapt to the needs of strategic transformation and internationalization, China Southern has established a post-based human resource policy structure. China Southern is exploring and establishing strategies of human resource planning, performance evaluation, training, career paths and salary policy, aiming to formulate a close-loop management system, enabling the transformation of role of human resource management.

6.1.1 Salary and welfare policy

The salary and welfare policy of China Southern is founded upon the principle of “legal, fair, efficient, and harmonious”, based on post value, guided by labor market average and centered on performance evaluation.

Post wage. Post wage consists of basic wage and performance-related pay. Basic wage reflects the difference between critical posts and general posts, as well as core posts and non-core posts; whereas performance-related pay matches the financial performance of the company as well as performance of individual employee. Furthermore, China Southern has also set incentives to different posts.

Insurances and pension. In compliance with rules and practices imposed by local authorities in different operating region, China Southern contributes to compulsory medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and endowment insurance, as well as mandatory Housing Provident Fund (HPF). China Southern has also provided corporate annuity fund and supplementary commercial accident and medical insurances.

Welfare. In accordance with national and local regulations, China Southern has provided its employees a welfare package consists of annual leave, home leave, marital leave and maternity leave.

[LINK]: Corporate Annuity Fund is a supplementary pension scheme for added protection to employees after their retirement. China Southern’s Corporate Annuity Fund was founded in 2014. Corporate Annuity Fund is managed into individual account, and the contribution is determined according to length of service at China Southern and total length of employment.

6.1.2 Protection of rights

Full compliance to all laws and regulations. We are strictly obedient to international treaties and national laws, respect and protect human rights that are recognized by international standards, and are not involved in any such behaviors that are in violation and disregard to human rights.

Systematic protection of employees’ statutory rights. We strict abide by the Employment Contract Law and corporateregulations, endeavor to eliminate all kinds of forced labor, child labor and employment related discriminations. We treat each one of our colleagues with fairness, standardized employment management procedure, and have executed employment contract extension management program.

Active formation of a fair working environment. As society progresses and develops, we actively study and reform our approach to employment. In 2014, a trial equal pay for equal work initiative was commenced at the entire Ground Service Division, accelerating the transition to a post-based employment system, bring all employee under a unified post structure and wage structure.

6.1.3 Key indicators

Total number of employees: 82132

Composition:

Flight and cabin crew 26.43%

Maintenance and engineering 14.59%

Operation control 2.80%

Passenger service 10.74%

Cargo 6.77%

Ground service 11.02%

IT 1.11%

Financial 2.83%

Others 23.70%

Distribution by gender:

Male: 59.16%

Female: 40.84%

Level of education

Postgraduate degree or above 2.91%

University degree 37.13%

Associate degree/diploma 32.25%

Vocational school diploma or below 27.71%

6.2 Training and Development

We have established a proficiency-oriented training management system that is compliant with ISO10015 standard, and have formulated strict Training Management Manual and Training Procedure Control Documents. Training plans are designed for front line staff, middle management and senior management in aspects of corporate culture, professional skills and managerial knowledge.

Our annual expenditure on training exceeds 50 million RMB. We send outstanding technicians to oversea training programs; bring professional training institution and specialists in house for our employees and launched online e-learning platform, aiming to establish a people-oriented and post-based training system, fully implement the company’s talent development plan.

The strengthening of internal training is reflected in the four areas of management training for junior, middle and senior management based on managerial staff career path; professional skill training based on post; training based on employee career path or positional growth; and comprehensive training for all employees.

A total number of 7529 training sessions were held in 2014 that recorded 290,000 training person-time, nearly 230,000 front line training person-time and a training coverage of approximately 86% of all employees.

[LINK]: Expansion of part-time instructor

In addition to full-time instructors, we have close to 3,500 part-time instructors. They are responsible for professional and managerial training tasks within each operation division. China Southern is gradually fine-tuning the qualification training and management system for internal part-time instructors.

6.2.1 Employee training

Quality promotion. In August 2014, we initiated the “Self-promotion and make your dream come true at China Southern” program. In cooperation with Beihang University, East China Jiaotong University and Guangdong Network of Workers’ Education, we encourage our colleagues to take advantage of part-time MBA courses offered by these institutions. The tuition fee is co-funded by government, the company, the university and the registered employee him/herself.

Employee localization strategy. In line with company’s internationalization strategy, increase overall competence of our oversea offices; we launched a Southeast Asia Management Trainee program. This MT program is split into local training and headquarter training, so that management trainees will have better understandings of the business flow of sales and marketing, as well as local operating procedure and rules, hence build up a solid foundation to future positions at our oversea offices.

English training. We attach great importance to improving our colleagues’ English proficiency. A language learning atmosphere has been created through our English Clubs and “Hundred-and-hundred English Camp”. 11 training sessions were held by the English Club in 2014 alone, activities organized in these sessions included seminars, English movie appreciation, sharing of learning experiences, circulation of English literatures. Nearly 500 employees took part in these activities. The English Club also posts learning resources on our internal e-learning platform and WeChat learning platform on a regular basis covering all of our colleagues. The second “Hundred-and-hundred English Camp” took place from March to June, 293 participants took part in 54 hours of intensive seminars during their free times.

Team leadership training.China Southern inaugurated Excellence in Leadership training camp for outstanding team leaders in 2009. Selected team leaders from each front line divisions were sent to training camps in Tsinghua University. Three camps are organized every year, and each camp consists of 100 team leaders. In 2014, over 200 team leaders from various operational premises attended this training camp. The senior management team of China Southern and the team leaders had face-to-face interactions on a number of topics included corporate strategic planning, career development path for each individuals, a new phase of state-owned enterprise reform, and the promotion of service quality.

Professional training. We conduct multiple trainings to specialists on various levels of different operational systems, these include middle and senior management training, part-time instructor teaching skills training, flight crew English training, cabin crew training, maintenance and engineering training, sales and marketing training, operational control training, ground service operational training and other professional training as well as certificate training, in order to further increase professional standing of our specialists.

[LINK]: E-learning platform is an important means for our colleagues’self-improvement. This platform not only provides round-the-clock and fully accessible learning opportunities, but can also meet personalized learning needs for different posts and management knowledge. Multimedia learning resources are accessible via major web browsers.

[CAPTION]: China Southern pursues the strategy that talents are the backbone of a company. Guided by the policy of “training serves production, training creates value”, China Southern sees highly of employee quality promotion, and is consistently increasing investment on employee training.

6.2.2 Management training

Job rotation. In an attempt to broaden the horizon of managerial staff, increase their competence in management, in accordance with the principle of “improve what is lacking”, China Southernis intentionally assigning its managerial staff to relevant positions to serve temporary duties and gain experiences. Managerial staff are assigned to frontline departments in order to gain frontline practical skills. Managerial staff are assigned to higher authority departments in order to gain executive experience; assigned to leading departments in terms of performance in order to have innovative thinking; assigned to critical positions in order to enhance abilities in handling complex situation. In 2014, 99 managerial staff had been on job rotation to other departments.

Training in rotation. China Southern organized 52 sessions of centralized training in 2014, 3301 managerial staff attended training in rotation. Through such trainings, the thinking of the managerial staff had been unified to the corporate reform and development front, providing a foundation of common understanding for the execution of corporate reform.

Selection. A “380 Talent Scheme” had been formulated in 2014. This plan stated a strategic objective on the cultivation of management team for the next five years. 300 members from the middle management and 80 members from the senior management will be selected through this scheme for intensive focal training, aiming to have a highly qualified, sufficient and reasonably structured management team.

Exchange. China Southern invited senior management team of KLM to an exchange visit at China Southern in May 2014. KLM’s senior management team served temporary positions at China Southern and conducted extensive communications and exchange with China Southern’s teams on various topics of human resource management, strategic transformation, corporate culture, operational support, ground service and alliance cooperation. This was the first time that China Southern invited world renowned network carrier to and extensive exchange visit. China Southern had previously assigned two teams of management to serve temporary positions at KLM. This is a significant step that China Southern took toward internationalization.

[LINK]: China Southern and KLM have had long standing cooperation. China Southern and KLM launched flights to the Netherlands and China respectively in 1996, and have established collaborations in passenger transportation. The cooperation of the two carriers have continuously expanded over the years.

6.2.3 Engineering training

May 6, 2014. The Maintenance Technical Training Center (MTTC) of China Southern Airlines was official unveiled. The new MTTC has integrated technical training, operational training, certification training and other professional trainings, and is equipped with classrooms for theoretical training as well as spaces for practical training. International leading simulators, training equipment and teaching materials were imported at the same time. This MTTC can accommodate up to 300 trainees at a time, which could improve the insufficient space available for engineering training, and prepare more outstanding talents for China Southern.

6.2.4 Acceleration in introducing talents

China Southern is experiencing rapid growth, and has an exceptionally high demand of talents with various backgrounds. We increased our pace of bringing in new talents and alleviating the shortage in human resource by the following measures while ensuring both quantity and quality.

We made use of innovative recruitment channels of our official WeChat platform, Weibo account and recruitment webpage, in order to reach further and increase impact. We continued to carry out regular cabin crew, maintenance and operational control recruitment scheme with the aim to bring in mature talents hence optimizing talent structure.Intensive graduate recruitment schemes were implemented and greater focus was given to meet the requirement of the acceptance department. We have also launched innovative internship program in collaboration with higher education institutions in order to secure excellent talents before their graduation and improve relationships between the company and the institutions. Last but not least, we explored training provisions to newly recruited flight attendants and have added work-shadowing training element.

a. Early commencement of 2015 graduate recruitment scheme. In order to secure quality graduates, we initiated Kapok Camp ground internship scheme, recruited 22 outstanding graduates from various prestigious universities. In addition, we have also recruited 159 maintenance and engineering interns and 6 operational control interns ahead of time.

b. Commencement of “Sky Pearl Growth Scheme”. Through the creation of “Sky Pearl Blue” multi-lingual flight attendant recruitment program, we are transforming our flight attendant training pattern, creating a supply chain of quality flight attendant. In particular, we conducted recruitment fairs at foreign language schools and normal universities and colleges in order to attract service talents with strong foreign language background. In 2014, we introduced 221 multi-lingual flight attendants to our cabin service team.

c. Wider implementation of recruitment of foreign employees. In order to promote international service standard, China Southern had further clarified the positioning of non-Chinese flight attendants, formulated recruitment plans of foreign employees. We hope to better meet the demand of our increasing number of international flights through the continuous influx of “Sky Pearl Blue” flight attendants, foreign flight attendants and foreign pilots.

In terms of foreign pilot recruitment, in 2014, we had recruited 39 foreign pilots, bringing the total number of foreign pilots at China Southern to 90. Our foreign pilots come from 19 different countries, such as Japan, Australia, South Korea, Canada, USA, UK, France and Spain.

In terms of foreign flight attendants recruitment, we further streamlined our foreign flight attendant recruitment planning in 2014, introduced service talents with international background, aiming to promote our international service level. We have a standing Japanese and Korean flight attendant recruitment plan. This year, 20 Japanese and 73 Korean flight attendants joined our team. We also conducted our first ever Overseas Chinese flight attendant recruitment in Malaysia, 31 candidates were selected through interview. In addition, 22 Dutch flight attendants and 10 Australian flight attendants began serving after successful completion of trainings.

d. Key Performance Indicators:

Flight crew:China Southern completed initial training for 467 cadet pilots in 2014.

Cabin crew:1818 flight attendant and security guards were recruited, including 221 “Sky Pearl Blue” attendants with outstanding foreign language proficiency.

Specialists:A number of specialists were introduced to engineering and operational control divisions through open recruitment schemes.

Ground staff:668 ground staff were recruitment through graduate recruitment scheme in 2014.

6.2.5 Revitalization of internal human resource

Taking the lead in establishing career development path for pilots.China Southern reformed and adjusted its pilot wage structure, formulated a pilot grading scheme and introduced the initial grading plan. We took a leading role in the industry to have established a career development path for pilots, adopted a “the more you fly, the more you earn” incentive mechanism, enhancing the sense of honor of pilots which is beneficial to the stability of our team of pilots.

Establishing an internal human resource pool. China Southern provides its employees with diversified development opportunities and channels through an internal human resource pool. In 2014, 26 office positions, 38 ground support positions and 168 flight/cabin crew positions were filled through an open selection and transfer process. 100 specialists of various departmental backgrounds were selected and transfer to the newly founded Shanghai Branch from this pool. In the future, we will implement public selection and transfer process on the human resource platform, progressively formulate an open, fair, and competitiveness-based selection environment, creating a new selection method for departments that are in need of human resources.

Creating a diversified development platform

Flight crew – establishment of career development path

Ground staff –opportunities to transfer to cabin service

New subsidiaries – company-wide public selection procedure

Managerial staff – combination of competition and selection

6.3 Health and Safety

6.3.1 Physical health management

a. Health check

Having a good health is fundamental to everyone’s life and work. China Southern promotes health check across its employees.

Flight crew: In 2014, China Southern completed over 50,000 annual physical examinations for certification renewal, pilot recruitment physical examinations and flight attendant physical examinations. Guangzhou headquarter performed 6304 alcohol checks and 2918 physical examinations before ultra-high elevation airport operations.

Cabin crew: In 2014, aviation medical practitioners conducted over 100 medical seminars and health seminars. 1895 in-flight medical equipment were installed across our fleet.

Ground staff: In 2014, we provided complimentary health check services to 18,953 ground staff; completed 29000diagnostic checks and 2787 gynecological examinations; and organized 145 blood donations. We have also fully implemented the family planning policy, achieved all relevant family planning indicators.

b.Health education

China Southern carries out extensive wellbeing programs to its employees. We organized 10 seminars on basic health insurance, supplementary health insurance, and prevention against common health issues throughout 2014 in order to raise our colleagues’ awareness in healthy lifestyle. We have also provided seminars to female colleagues and new colleagues in particular.

[LINK]: Pilot sick-leave management system launched on SOC portal

Trial of the pilot sick-leave management system was commenced on SOC portal in May 2014. This system greatly improves the digital management level, expedited the sick-leave application procedure for pilots and materialized real-time information transmission. This system is also equipped with basic statistical functions that help operation and business departments of the company to have the most up-to-date information on pilot availability.

6.3.2 Counseling service

In collaboration with specialized service provider, China Southern initiated an Employee Assistance Program (EAP) in 2013. Through the implementation of EAP, we encourage our colleagues to respond to external pressure with a positive and optimistic attitude. The EAP achieved a 96% user satisfaction rate.

[FIGURE]: In 2014, 1173 colleagues and their family members made use of telephone counseling service, and a total face-to-face counseling service hour of 811. Major issues raised were work pressure, children, marriage, mental health and inter-personal relationships.

6.3.3 Public health

Strict inspection of hygiene.China Southern conducts non-scheduled food hygiene and safety spot checks every month to all catering providers in Guangzhou. 360 inspectors conducted 132 inspections, issued 132 on-the-spot inspector’s opinions, and released hygiene inspection reports in a timely manner.

Ensuring safety of drinking water. China Southern conducts consistent monitoring of water onboard. We commissioned the Guangdong Entry-exit Inspection and Quarantine Bureau to perform monthly hygienist examination to China Southern’s water station. In 2014, 12 water quality monitor reports were issued. China Southern also actively participates in IATA’s water quality audit program. As authorized and appointed by IATA, China Southern conducted water quality audit to 9 airport in China and overseas.

Combating the Dengue Fever. The epidemic of the Dengue Fever in Guangdong was severe in the summer of 2014. China Southern responded immediately with regional authorities in the eradication of mosquitoes, distributed eradication kits and carried out target eradication in staff dormitory area, office area and airport periphery, safeguarding the health of our colleagues.

Responding to Ebola Virus. The epidemic of Ebola Virus began to intensify in February 2014, and was showing an increasing trend of global spread. China Southern promptly issued Notices on the Prevention and Control of the Epidemic of Ebola Hemorrhagic Fever and the Trial Contingency Plan of Ebola Hemorrhagic Fever Prevention and Control. China Southern had also promptly printed and distributed 20,000 pamphlets onEbola Hemorrhagic Fever to front line departments. In the mean time, disinfectant spray, disposable gloves and face masks had been distributed to customer-facing departments in Guangzhou, provided added protection to our frontline colleagues.

6.4 Balance of Work and Life

China Southern takes active measures in promotingcreativity, enthusiasm and the sense of ownership to the company, and to create a friendly and compassionate internal working atmosphere, so as to collectively contribute to the development of the company and to be collectively benefited from the growth of the company.

6.4.1 Mutual fund for serious illness

As a reflection of the warmth and the spirit of caring for each other in the China Southern family, and to increase cohesion force in the company, we founded the Mutual Fund for Serious Illness in 2012, which had positive response from all of our colleagues. In 2014, continued with the commitment to “helping the weak, saving the sick and assisting the difficult”, the Mutual Fund carried on its mission in providing care and needed help to our colleagues.

[FIGURE]: In 2014, 162 colleagues received subsidy from the Mutual Fund with a total amount of 847,742RMB. As of December 31, 2014, the balance of the Mutual Fund was 2,646,400RMB.

6.4.2 Dating platform for younger employees

The care for our employees is not only reflected in work, but also in life. Currently, China Southern employs over 50,000 youth; over 10,000 of them are single. As the pace of work and life are speeding up, in order to help our young colleagues in finding a suitable other half, China Southern founded an internal dating website dubbed “Destiny at China Southern”, aiming to provide more opportunities for our single colleagues in meeting new friends.

6.4.3 Group purchase

China Southern founded a Group Purchase Committee to make the most of China Southern’s scale and brand to provided discounted products to its employees, hence bringing the best products at the best prices.

Display of group-purchase items. In 2014, 150 group purchase information were disseminated on our group purchase website, which attracted over 130,000 hits from our colleagues. Contract negotiation wereheld with over 120 providers, 55 group purchase agreements were signed and 15 agreements were renewed. 102 roll-up banners were displayed at canteens and clubs for the attention of colleagues.

Addition to group-purchase items. Cooperation with online shopping websites, enabling online group order of fruits, vegetables and rice at discounted price. Cooperation with travel agencies, organizing Europe, Mauritius and Turkey tours along the launch of new services.

Cost-saving for employees. In 2014, 1093 private vehicles, 280 apartments, 100 PCs, over 120,000 movie tickets and 1000 travel packages were completed under various group purchase schemes, which saved over 30 million RMB for our colleagues.

6.4.4 Employee feedback

China Southern sees interactions with employees importantly, and listens to employees’needs through various means. Suggestions to corporate management, operations, human resources and career development can be expressed through multiple channels. China Southern keeps an open and clear communication channel for employees’ feedback in order to construct a harmonious and healthy relationship between labor management.

We encourage our colleagues to speak up with the provision of the following channels: Employee feedback mailbox, Email accountsof top management, dedicated telephone number, distribution of feedback questionnaires and feedback symposium.

In 2014, over 1000 suggestions were collected from employees covering issues of salary and welfare, work environment, meals, transportations and many more.

6.4.5 Rich cultural and physical activities

Aside from work, we also care about the recreational and cultural side of our colleagues’ life. We encourage the founding of cultural and sports associations, and assist them in the organization of various activities. In 2014, we organized a variety of contests using our long standing “Ankang Cup” as a carrier to raise operational skills and discover outstanding talents, promoting employees’self-development.

Air Chef Culinary Skills Contest

China Southern organized and Air Chef Culinary Skills Contest from July to November 2014. The contest consisted of three stages of try-out, quarter final and final. Chief Judge to the contest Mr. Wagner Hannes, head chef of Gate Gourmet Air Catering Co., Ltd said after the final that all contestant showed excellent skills and work, and the passengers of China Southern were the ultimatewinner of this contest.

Run-For-Fun

Run-For-Fun is a community based charity 5km running competition targeting the growing working population who lack regular exercises. 2014’s Run-For-Fun were held in 60 cities of China, and Guangzhou was its 57th stop. Run-For-Fun in Guangzhou officially kicked-off on December12th, China Southern as a sponsor to this year’s run, also participated with a group of 218 runners, showcasing a positive and healthy image of the members of the widerChina Southern family.

7. COMMUNITIES

Air transport is the fastest mode of transport that reduces the temporal distance between two places, hence increases the efficiency of dealing with major events. This means that the aviation sector must be highly socially responsible. Embracing the advantage of being in the aviation sector, China Southerntakes and active role in social development and meet its commitment to social responsibilities.

China Southern’s Youth Volunteering Program accumulated a total service hour of 54650;

Number of persons received volunteering services in 2014 was 286321.

7.1 Special Flights

While maintaining a sound financial performance, we are also committed to fulfilling our responsibilities to the society. For many years, China Southern undertook a number of major emergency air transport mission, such as emergency evacuation of Chinese nationals, earthquake rescue, repatriation of suspects, and received wide public recognition and respect.

7.1.1 Earthquake rescue missions

Earthquake rescue is a race with time. The catastrophes of earthquake are everyone’s concern at China Southern. We are highly responsive and rapid in contributing our efforts to the actions of rescue mission and post-disaster relief, formulating support plan and prepare aircraft for rescue operations in the first instance. Our most experienced flight crew are assigned to such mission, relevant departments are working together seamlessly to create the most synergy in order make sure that no time is wasted before our rescue flights can take-off to the sites of disaster.

a. Xinjiang earthquake

February12th, a magnitude-7.3 earthquake hit Yutian County of Hotan District in Xinjiang. China Southern responded quickly supporting the logistics of the rescue mission. One of our aircraft was dispatched to Hotan along with 24 rescuers, and an additional aircraft with crew was arranged on stand-by.

b. Yunnan earthquake

August3rd, a magnitude-6.5 earthquake struck Ludian County of Zhaotong City in Yunnan Province. The epicenter was 12km deep, 1335 aftershocks were recorded and had caused tremendous loss. A contingency meeting was immediately launched, rescue charter plan was soon settled, and rescue flight express channel was formed ensuring the priority of aircraft, crew, support and clearance, in order to guarantee the free flow of the life-saving air link to Yunnan.

Ludian earthquake rescue, China Southern in action

August3rd, a major earthquake hit Ludian County, Zhaotong City, Yunnan Province. China Southern launched contingency meeting, kept close contact with the CAAC and Emergency Management Office, requested that everyone at China Southern should make the best effort in supporting the emergency rescue mission.

August4th, China Southern assigned a flight from Wuhan to Kunming transporting 523 pieces of rescue materials with a total weight of 5901kg. Additional flights from Beijing and Guangzhou with advance rescue teams and medical kits onboard followed.

August5th, we delivered 122 rescue materials weighed at 758kg as well as other daily necessities such astents, folding beds, lightings to Yunnan.2395kg of flu vaccination were transported from Shanghai.

August7th, we delivered another326 rescue materials weighed at 3.2 tons to Kunming.

7.1.2 Transporting peacekeeping force

China Southern has successfully transported Chinese peacekeeping force to African countries such as Liberia, Sudan, South Sudan and Rwanda. In 2014, China Southernsafely operated peacekeeping charter flights with Chinese forces to countries of Mali, Democratic Republic of Congo, Liberia, Sudan and Burundi, contributing our share to world peace.

[CAPTION]: January 15, 2014. One of our 777-200ER operated its first charter flight carrying Chinese peacekeeping force to Mali. This flight was long in distance, flew over a large number of countries with complex terrain, unfamiliar operational region and limited alternate airports. In order to ensure a smooth operation of this flight, we organized a selected team with top expertise and designed the most optimized flight route, and carried out full-range real-time surveillance and monitoring throughout the operation. After a 20-hour flight time, the flight landed safely in Mali.

7.1.3 Emergency evacuation flights

China Southern sees highly of the logistics tasks for rescue missions, and strives to formulate operation and support plansin the first instance, requesting stand-by of all relevant operational departments with back-up capacity prepared in advance, which have ensured our safeguarding of numerous emergency air transportation tasks.

a. Emergency evacuations of Chinese nationals in Vietnam

A number of serious violent attacks to foreign entities occurred in several places in Vietnam, causing deaths, injuries and monetary losses to Chinese national. The Chinese government decided to evacuate part of Chinese living in working in Vietnam back to China. Atnoon May17th, we received an order from the CAAC requesting China Southern to operate evacuation flights bringing the injured Chinese in Vietnam back to safety. We responded immediately dispatched two aircraft from Guangzhou in the early morning on May18th, safely brought back 291 Chinese nationals.

b. Emergency response to Typhoon “Rammasun”

Super Severe Typhoon “Rammasun” struck off the Hainan coast on July18th, which was the most damaging typhoon in the last 41 years, its sustained wind speed exceeded 200km/h. 6 early warnings were issued by China Southern between July 17th and 20th. After immediate review of affected flights, operations at Sanya, Haikou and Zhanjiang airports were adjusted. At the same time, information about flight cancellation were released to the general public via official Weibo account and SMS messages in order to avoid accumulation of stranded passengers at airports. We had also prepared A330 and 777 aircraft on a backup capacity.

c. Emergency transportation of freshwater to the Maldives

A desalination plant in Male, the Maldives was damaged due to fire on December4th, 150,000 local residents were left with serious lack of freshwater. As requested by the Maldivian government, the Chinese government agreed to provide emergency aid. At noon on the 6th December, a letter from the Ministry of Foreign Affairs of China requesting China Southern’s assistance in transporting freshwater reached China Southern. Immediately afterwards, we reorganized cargo holds on our next flight to Male, 15 tons of drinking water arrived Male the same night, and another 23 tons followed on the following day.

7.1.4 Safeguarding passenger transportation during Chinese New Year

Chinese New Year is the busiest season of China Southern’s operation. During the 40-day long passenger transportation peak from January 16thto February24th,China Southern operated over 62,000 flights, and carried over 9.1 million passengers. On the busiest day of February5th, China Southern carried 265,000 passengers on a single day, the highest number recorded in all years’ Chinese New Year operations.

Family reunion is an important tradition in Chinese culture. During Chinese New Year 2014, China Southern took several measures in terms of fleet allocation, pricing and services, including increase in flights, additional wide-body operations, reinforced customer service representatives and extended check-in hours.China Southern launched a “Family is priceless – Free tickets for Spring Festival Reunion” activity, sending out 32,000 free tickets to migrant workers in Guangzhou and Shenzhen for bringing their family members from nine provinces such as Hunan, Hubei, Jiangxi over to their place of work and celebrate the new year with their family. This activity reflects the human touch in China Southern’s corporate culture.

During Chinese New Year, China Southernimplemented additional measures in terms of fleet allocation and service support; assigned wide-body aircraft to key and popular routes; introduced a series of discounted and convenient family reunion products; increased the number of customer service representatives on our 95539 hotline; communicated with passengers through new media such as WeChat; introduced 48-hour advance check-in; provided 32,000 free tickets for family reunion.

China Southern added Changchun, Zhengzhou, Wuhan and Changsha to its list of airports that support 48-hour advance check-in in January, 2014. This had brought the total number of airports that allow 48-hour advance check-in to 11. These four new additions are all popular destinations during Chinese New Year, this service improvement was able to make our passengers’ travel smoother and more convenient.

7.2 Caring for People

China Southern feels eternal gratitude to the communities that it operates with. China Southern owes its existence and development to the society. Giving back to the society is therefore and natural choice and an incumbent commitment of China Southern. Taking the advantage of the aviation sector, we focus our efforts on helping the communities, especially on the groups that require extra attention, assisting them in their challenging situations.

7.2.1 A relay of love – helping a girl with empyrosis

A 4-year-old girl Tian Yu from Guiyang, whose parents were working far away from home, was seriously burnt in an accident on January13th. Her life was saved after emergency procedures; however she had to be transferred to a hospital in Chongqing for follow-up dermepenthesis procedures. Upon receipt of this information, China Southern immediately offered free tickets to Tian Yu and her family, and escorted them to Chongqing. China Southern arranged dedicated security check channel at Guiyang airport and priority boarding for the family. During the flight, our cabin crew had prepared soft pillows and blankets for Tianyu, and raised close to 10,000RMB on the flight.

7.2.2 Green-wave for the “heart”

A special request reached China Southern’s Guangxi Branch at 10pm on May1st. This request was sent by 181 Hospital of Guilin, with respect to the immediate and safe transportation of a donor’s cardiac organ from Guilin to Beijing. It was written in the request that “A heart transplant procedure must be performed within 6 hours of the cardiectomy of the donor’s cardiac organ. For the successful completion of the transplant procedure, we sincerely hope that China Southern could help us, and help the recipient, by ensuring the absolute punctuality of a flight from Guilin to Beijing.”

The story began with a 12-year-old patient with acute heart failure at Anzhen Hospital in Beijing, who was in urgent need of a heart transplant. Coincidentally, Xiao Ye, a patient who had been declared brain death in 181 Hospital of Guilin was able to be the donor.

After receiving the request from the hospital, China Southern immediately formulated an action plan for flight CZ3287 on the following day.

Time is life, not one second could be wasted in delivering this heart.

8:05am, May2nd, China Southern filed an application of priority operation to the dispatch office of the CAAC, requesting air control centers of East China, North China, Central and South China, and Northeast China to give priority clearance to the routes of CZ3287.

4:00pm, cardiectomy commenced.

4:55pm, the procedure was completed successfully, the donor’s cardiac organ was removed and placed in a special hold, and delivered to Guilin Airport at once. At the same time, China Southern commenced boarding and application to an early departure.

5:25pm, an ambulance with Xiao Ye’s heart arrived at Guilin Airport. China Southern’sground staff immediately presented the medical team with boarding passes and guided them through pre-arranged security check channel and boarding gate.

5:35pm, medical team onboard flight CZ3287.

5:51pm, boarding completed and gate closed

6:00pm, CZ3287 took-off, 15 minutes ahead of schedule.

8:20pm, CZ3287 landed safety at Beijing Capital International Airport, 35 minutes ahead of schedule.

8:39pm, medical team escorted by China Southern staff onboard police helicopter and took-off to Anzhen Hospital.

7.2.3 A life-saving emergency landing
On December2nd, a 19-month infant suddenly became unconscious onboard our flight from Vancouver to Guangzhou, the situation was desperate. Due to the severity of the case, limited onboard medical equipment could not help the child. The flight crew of the flight was facing three options: first, to continue flying to Guangzhou, second, to return to Vancouver, and third, to divert to the nearest airport. Considering the critical situation, making an emergency landing was the best option for the baby. Anchorage was the nearest airport at the time, however diverting to Anchorage was not an easy option since China Southern did not have any representation in Anchorage which made ground support issues tremendously complicated. Furthermore, the maximum landing weight of the 787 operating this flight must not exceed 173 tons, while the actual weight was over 200 tons at that time.

The situation was becoming more critical. After receiving an emergency landing request from the captain, China Southern headquarter immediately approved and initiated the contingency procedure: our dispatcher was racing against time in preparing data required and contacting Anchorage Airport for the arrangement of ambulance as well as other ground support; the flight crew started dumping 30 tons of fuel while preparing for a safe landing; the flight crew was patiently explaining reasons for this diversion to passengers onboard.

The flight landed safely at Anchorage, a medical team waited on the apron boarded the aircraft with equipment, the child and the family were safely taken to the ambulance after 2 minutes. As the child received timely treatment, he was able to be discharged from the hospital not long after. This story appeared with a title of “30 tons of airborne defuel, China Southern’semergency landing saves a child” in CCTV’s mainline programs such as 7pm News, Focus, Oriental Times, andNews Live.

[FIGURE]:

a. A life-saving 25 minutes

Three options to China Southern: continue flying to Guangzhou, return to Vancouver, or divertto the nearest airport

China Southern’s choice: Divert to Anchorage, the nearest alternative airport

b. 30 tons of defuel

China Southern had neither office nor ground technical staff at Anchorage, passenger service and support after landing would be very difficult. The maximum landing weight of an 787 aircraft must not exceed 173 tons, the 787 operating the flight weighted over 200 tons at the time, which meant a airborne defuel was required before landing.

China Southern’s choice: defuel for a safe landing

c. Life saved

With seamless cooperation of all parties, the flight landed safely and the child received immediate treatment, and has been discharged already.

China Southern’s response: Life is above all. We appreciate the understanding of all passengers and the support from all parties.

7.3 Culture and Education

Contributing to the culture and education in the communities that we are operating in is our engagement to our stakeholders, and is our respect to global code of conduct and our commitment to preserve community character and culture diversity. We highly focus on the development of culture and education.

The Youth League Committee of CSN actively encourages its sub-committees to organize and implement social projects such as anti-poverty, schooling aids, caring for the elderly and environmental conservations, enriching the aspect of “return to society” in our corporate culture and social responsibilities.

7.3.1 Supporting education with our “10-Fen” Care Foundation

Our “10-Fen” CareFoundation was founded on May 13th, 2005. The name of this foundation has two meanings: on the one hand, “10-Fen” indicates that we inject 10 Fen (0.1RMB) with every ticket sold into the foundation; on the other hand, it also represents our full commitment to our social responsibilities and our support to charity work.

The “10-Fen” Care Foundation was awarded the Outstanding Volunteering Project of State-owned Enterprises. Throughout 2014, the foundation has funded numerous educational projects, such as:

A donation of ¥1,000,000RMB to Jinan University was made on May 9thfor the funding of students in financial hardship with outstanding academic performance. Jinan University has hence become the fifth university in Guangzhou that the “10-Fen” Care Foundation had contributed. We continue working with Jinan University in supporting their extra-curriculum activities such as the Undergraduate Innovation Contest and Oversea-Chinese students Chinese Language Contest.

A donation of ¥1,000,000RMB to Zhengzhou University was made on September 18thfor the funding of students in financial hardship with outstanding academic performance.

A donation of ¥1,000,000RMB to Guizhou University was made on October20th. Meanwhile, China Southern has signed a strategic cooperation agreement with Guizhou University to establish a comprehensive partnership in the areas of science, education, training and youth exchange.

Three donations of ¥200,000RMB were made to Chongqing University, Guangdong University of Foreign Studies and Guangzhou Civil Aviation College for the third consecutive year. Five donations of ¥200,000RMB were made to Jilin University, Tianjin University, Hunan University, Dalian Maritime University and Civil Aviation Flight University of China for the second consecutive year.

7.3.2 “Bookcase of Dreams” Charity Sale

The new building of Cenyin Primary School in Long’e Village, Liping County of Guizhou Province was inaugurated on January 4, 2014. This new building has replaced the old and dilapidated building that the school had been using for years.

It all started with Mr. XieJieping, one of China Southern’s young volunteers. In 2012, Mr. Xie assisted Cenyin Primary School as a voluntary teacher. After his returning from service, he successfully collected 100 pairs of shoes from his colleagues and friends for the children at this school. His act of goodwill was widely spread in the company, with the help of all sides,China Southernhas subsequently raised 1.5 million RMB for the renovation ofCenyinPrimary School. The new campus occupies a land of 1150m2 with a new school building with a floor area of 831m2.

In the meantime, our ongoing “Bookcase of Dreams” program was also extended to Cenyin Primary School. Our volunteers brought 1181 books that were suitable for children as well as 30 point-reading machines (smart learning devices).

In addition, our volunteers have also visited other primary schools and impoverished families, and planned to broaden their service scope by providing one-to-one assistance to children in families with difficulties.

7.4.3 Advancing cultural exchange

CSN added 5 destinations in Australia and New Zealand to its network since 2009; namely Sydney, Melbourne, Brisbane, Perth and Auckland, with up to 52 flights a week. While developing air travel between China and the Australasia, We are also committed to being a bridge of cultural exchange to this region, which demonstrates our goodwill in connecting the world, connecting culture, and connecting a future together.

a.	Sydney Festival

China Southern became the Leadership Partner and the Official Airline Partner of the Sydney Festival for the third year in 2014. Sydney Festival’s much celebrated “Symphony in the Domain” as well as a number of performances in the Sydney Opera House were sponsor by China Southern. In addition, we also sponsored the Australia Day in Sydney Harbour Parade. On 11th January, a speech was delivered to the 60,000 audiences by China Southern on the grand opening of Sydney Festival 2014.

b.	Melbourne Festival

We were also the proud Leadership Partner and the Official Airline Partner of the Melbourne Festival in 2014. The Annual China Southern Airlines Concert in the Sidney Myer Music Bowl was held on October 18thwith the great performance ofMihalisHatzigiannis with Melbourne Symphony Orchestra. MihalisHatzigiannis is one of the most important and influential Greek singer/songwriters; this concert provided a platform for intercultural awareness and interaction for the wider public who joined the Melbourne Festival.

c.	Melbourne Football Club

China Southern signed an agreement with the Melbourne FC in 2014, become a Platinum Plus Partner to “The Dees”. The game on the Queen’s Official Birthday, which was the most important game in Australian Football League (AFL) of the season, was co-sponsored by China Southern and AHG, the official sponsor of Melbourne FC. Along with the game, China Southern hosted a Paper Airplane Contest, attracted the participation of over 2,000 Melbourne FC fans.

7.3.4 Transportation of historical relics

A seemingly ordinary China Southern flight landed at Guangzhou Baiyun International Airport on July 2nd, onboard this flight was a group of rather extraordinary “passengers” – 133 Native American historical relics. China Southern was the sponsoring airline for the transportation of this batch of precious relics that departed 15 hours ago from Los Angeles.

These relics are the exhibits of the “First Americans: Tribal Art of North America” exhibition co-organized by Guangdong Provincial Museum and the Bowers Museum of California, USA. China was the first stop of their first ever trip away from the USA. Due to the values of the exhibits, all information had been kept strictly confidential and China Southern was provided the exact transportation plan only 24 hours prior to its departure. In order to guarantee the safety of the historical relics, China Southern took the initiative of keeping in close communication with Bowers Museum, specifying the shipping requirement and arranged special vehicles and dedicated team to oversee key stages of acceptance, dispatch, loading and unloading of the relics, hence ensuring the safe and smooth transportation of these relics with short notice.

China Southern is strongly willing to participate in the cultural exchange between the east and the west through its global route network. With our consistently expanding network, we wish to play a more important role in cultural exchange in the future.

7.3.5 World Travel and Tourism Council Global Summit 2014

China Southern official became a member of the World Travel and Tourism Council (WTTC) in 2012. The WTTC Global Summit 2014 was held in Sanya, Hainan Province in April 2014, China Southern was invited as the Platinum Sponsor to the Summit, and joined other leaders of the travel and tourism industry in the discussion and exploration of future development. 580 guests attended this Summit, over 70% of them chose to fly with us to Sanya. We established a dedicated ticketing counter at the Summit venue for booking, refund, endorsement and rebooking, and arranged special transit assistance service at GuangzhouBaiyun International Airport for those who had to transit via Guangzhou.

[LINK]: The President & CEO of WTTC praises China Southern service

The President and CEO of WTTC, Mr. David Scowsill arrived in Sanya via Guangzhou onboard one of our 787 Dreamliner on April 21st. After his trip, Mr. Scowsill commented that he had had a perfect trip onboard a nice aircraft with excellent service, and that he managed to enjoy a long sleep during the flight. Mr. Scowsill further added that he had heard a lot of discussions on the “China Dream”, flying with China Southern and travel around to see the world may also be a China Dream.

7.3.6 Promotion of tea culture

China is the birthplace of tea, and the country with the longest history in tea planting. Tea-making is a form of art, and a culture. The art of tea-making is presented through performing the boiling, brewing and infusing of water and tea leaves, it is a lively and artistic performance of the various techniques used in tea-making as well as tea tasting.

Our Sky Pearl Lounges in Guangzhou Baiyun International Airport offers performance of tea-makingpresented by professional tea-making artists to our premium passengers at regular intervals throughout the day. Tea-making as an oriental culture, is being accepted by more and more of our world travelers. We at China Southern embrace our cultural heritage and are willing to extend Chinese tea-making culture to the greater world.

7.4 Volunteer Services

China Southern attaches great importance to volunteering activities. Divisions such as Flight, Cabin, Maintenance & Engineering and Ground Service have all set up their sub-associations of volunteers, forming a young volunteering service network for both within the company and the society.

China Southern Young Volunteers Association (CSYVA) was founded over 10 years ago. The association finds its foothold in China Southern and reaches out to the society providing a wide variety of charity works.

Guangzhou: Helping family reunion for left-behind children

January30thwas Chinese New Year’s Eve, Yang Yaqin, a left-behind child whose parents were migrant workers in Guangzhou, boarded a flight to Guangzhou, after just a few hours, she had met with her family and her little brother. This was the first New Year’s Eve in years that the family had spent together. Yang Yaqin was just one of the many left-behind children whom China Southern funded through its “Courier for families” program. This program has been helping many children in joining their family reunions before Chinese New Year.

Beijing: Establishing a long-term partnership with Yanjing Little Swan Charity School for Children of Migrant Workers

Xinjiang: Love in the depth of the desert

Pinaxi Village in Pishan County, Hotan District of Xinjiang is one of China Southern’s coordinated poverty relief areas. The disadvantaged school children in Pinaxi Village could not afford some of the basic necessities such as school uniforms, bags or even stationary. CSYVA carried out fund raising events in the company, on March 31st, 208 kids in a local primary school received new bags, stationary and uniforms for the new semester.

Shenzhen: Social etiquette in school

May 25th, a group of flight attendants from China Southern Shenzhen branch held two seminars in Hongya Primary School and Bao’an Middle School, introducing aviation safety and traditional Chinese social etiquette based on their training and experience.

Shanghai: Assisting the medical transportation of an orphan

August 12th, Manman, a 6-month old baby girl at a charity institution in the city of Karamay who was diagnosed with Hiatus Hernia, flew to Shanghai with the company and assistance of China Southern’s young volunteers. The social workers who escorted Manman along the trip said to us while waiting at the airport that the good time was coming for their little baby.

Guizhou: Donation of a fresh-water service reservoir

March 17th, a team of volunteers of CSYVA visited Weimin Primary School in Xinghe Village, Dafang County of Bijie City in Guizhou Province with packages of stationary and clothing items. After learning that the supply of fresh water was extremely difficult during dry season, the CSYVA held fund-raising events and donated a fresh water service reservoir to Weimin Primary School. The reservoir was completed and put in use in September the same year.

Hunan: Guangzhou city tour for school children of western Hunan

“Under the same sky” summer camp was organized by China Southern Volunteer Association and Guangdong TV for school children of western Hunan. During the 5-day period from August 27th to 31st, the school children participated in a series of activities such as tours to our aircraft maintenance sites, Pearl River Night Cruise, and visits to the Canton Tower.

Guangxi: Poverty relief for underprivileged children

A long-term volunteering service partnership was established between CSYVA and the underprivileged children in Jianfeng Village, Ningwu Town, Wuming County of Nanning City.

Shenzhen: Visits to Nanshan Special Child Care Center

Harbin: Visits to elderly homes

Zhuhai: Blood donation

Hubei: Free tickets for newly admitted university students from the earthquake-stricken area of Ludian, Yunan

Tibet: Donation of school necessities to Pingguo Primary School, Derqin, Ngari Region

Henan: Visits to charity institutions

Shenyang: “Learning from Lei Feng and help others” events

Dalian: Onboard awareness raising events

Xiamen: Advocating civilized travel in tourist attractions